UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-34677

SCORPIO TANKERS INC.

(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Scorpio Tankers Inc. (the “Company”) as of and for the six months ended June 30, 2014.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-186815) that was filed with the U.S. Securities and Exchange Commission with an effective date of February 25, 2013.

Exhibit 1

SCORPIO TANKERS INC. (NYSE: STNG)

As used herein, “we,” “us,” “our” and “the Company” all refer to Scorpio Tankers Inc. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2014 and June 30, 2013

General

We are a provider of marine transportation of petroleum products worldwide. We currently own and operate 48 tankers (four LR2 tankers, two LR1 tankers, 10 Handymax tankers, 31 MR tankers, and one post-Panamax tanker) that have a weighted average age of 1.5 years as of the date of this report, time charter-in and operate 24 tankers (eight LR2, five LR1, four MR and seven Handymax tankers) and have 27 newbuilding product tankers under construction. We also own approximately 16.3 % of Dorian LPG Ltd (“Dorian”). Dorian is a liquefied petroleum gas shipping company that owns five Very Large Gas Carriers (“VLGCs”) and one pressurized gas carrier and has 17 VLGCs under construction.

Since June 2011, we have entered into contracts with Hyundai Mipo Dockyard Co. Ltd. of South Korea, or HMD, SPP Shipbuilding Co., Ltd. of South Korea, or SPP, Hyundai Samho Heavy Industries Co., Ltd., or HSHI, and Daewoo Shipbuilding and Marine Engineering Co., Ltd., or DSME, for the construction of 89 tankers, which include 11 VLGCs under construction that were sold to Dorian in 2013 and seven Very Large Crude Carriers (“VLCCs”) under construction that were sold in March 2014. As a result of the sale of the VLCCs, we received net proceeds of $141.7 million in cash and recorded a gain of $51.4 million. We refer to our vessels under construction as our Newbuilding Program.

The first 45 of these newbuilding vessels have been delivered as of the date of this report, 13 newbuilding product tankers are scheduled for delivery in 2014 and the remaining 14 in the first and second quarters of 2015. The remaining 27 vessels under construction have an aggregate purchase price of $1,051.5 million. Of this amount, we have paid $329.2 million of installment payments in cash and $39.5 million in common stock.

The following table presents summary information concerning our Operating Fleet as of the date of this report:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels

1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Brixton	2014	38,000	1A	SHTP (1)	Handymax
3	STI Comandante	2014	38,000	1A	SHTP (1)	Handymax
4	STI Pimlico	2014	38,000	1A	Spot	Handymax
5	STI Hackney	2014	38,000	1A	SHTP (1)	Handymax
6	STI Acton	2014	38,000	1A	Spot	Handymax
7	STI Fulham	2014	38,000	1A	Spot	Handymax
8	STI Camden	2014	38,000	1A	Spot	Handymax
9	STI Battersea	2014	38,000	1A	Spot	Handymax
10	STI Wembley	2014	38,000	1A	Spot	Handymax
11	STI Amber	2012	52,000	—	SMRP (4)	MR
12	STI Topaz	2012	52,000	—	SMRP (4)	MR
13	STI Ruby	2012	52,000	—	SMRP (4)	MR
14	STI Garnet	2012	52,000	—	SMRP (4)	MR
15	STI Onyx	2012	52,000	—	SMRP (4)	MR
16	STI Sapphire	2013	52,000	—	SMRP (4)	MR

17	STI Emerald	2013	52,000	—	SMRP (4)	MR
18	STI Beryl	2013	52,000	—	SMRP (4)	MR
19	STI Le Rocher	2013	52,000	—	SMRP (4)	MR
20	STI Larvotto	2013	52,000	—	SMRP (4)	MR
21	STI Fontvieille	2013	52,000	—	SMRP (4)	MR
22	STI Ville	2013	52,000	—	SMRP (4)	MR
23	STI Duchessa	2014	52,000	—	SMRP (4)	MR
24	STI Opera	2014	52,000	—	SMRP (4)	MR
25	STI Texas City	2014	52,000	—	Time Charter (5)	MR
26	STI Meraux	2014	52,000	—	Time Charter (6)	MR
27	STI Chelsea	2014	52,000	—	SMRP (4)	MR
28	STI Lexington	2014	52,000	—	SMRP (4)	MR
29	STI San Antonio	2014	52,000	—	Time Charter (6)	MR
30	STI Venere	2014	52,000	—	SMRP (4)	MR
31	STI Virtus	2014	52,000	—	Spot	MR
32	STI Powai	2014	52,000	—	SMRP (4)	MR
33	STI Aqua	2014	52,000	—	Spot	MR
34	STI Dama	2014	52,000	—	SMRP (4)	MR
35	STI Olivia	2014	52,000	—	SMRP (4)	MR
36	STI Mythos	2014	52,000	—	Spot	MR
37	STI Benicia	2014	52,000	—	Time Charter (6)	MR
38	STI Regina	2014	52,000	—	Spot	MR
39	STI St. Charles	2014	52,000	—	Spot	MR
40	STI Mayfair	2014	52,000	—	Spot	MR
41	STI Yorkville	2014	52,000	—	Spot	MR
42	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
43	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
44	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
45	STI Elysees	2014	109,999	—	SLR2P (3)	LR2
46	STI Madison	2014	109,999	—	SLR2P (3)	LR2
47	STI Park	2014	109,999	—	SLR2P (3)	LR2
48	STI Orchard	2014	109,999	—	SLR2P (3)	LR2

	Total owned DWT		2,660,387

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (7)
	Time chartered-in vessels

49	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$13,650	18-May-15
50	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$13,650	14-Apr-15 (8)
51	Jinan	2003	37,285	—	SHTP (1)	Handymax	$12,600	28-Apr-15
52	Iver Prosperity	2007	37,412	—	SHTP (1)	Handymax	$12,500	03-Mar-16 (9)
53	Histria Azure	2007	40,394	—	SHTP (1)	Handymax	$13,550	04-Apr-15
54	Histria Coral	2006	40,426	—	SHTP (1)	Handymax	$13,550	17-Jul-15

55	Histria Perla	2005	40,471	—	SHTP (1)	Handymax	$13,550	15-Jul-15
56	Targale	2007	49,999	—	SMRP (4)	MR	$14,850	17-May-15 (10)
57	Nave Orion	2013	49,999	—	SMRP (4)	MR	$14,300	25-Mar-15 (11)
58	Gan-Trust	2013	51,561	—	SMRP (4)	MR	$16,250	06-Jan-16 (12)
59	Usma	2007	52,684	1B	SMRP (4)	MR	$14,500	03-Jan-15
60	SN Federica	2003	72,344	—	SPTP (2)	LR1	$11,250	15-May-15 (13)
61	SN Azzura	2003	72,344	—	SPTP (2)	LR1	$13,600	25-Dec-14
62	King Douglas	2008	73,666	—	SPTP (2)	LR1	$14,000	08-Nov-15 (14)
63	Hellespont Progress	2006	73,728	—	SPTP (2)	LR1	$15,000	18-Mar-15 (15)
64	FPMC P Eagle	2009	73,800	—	SPTP (2)	LR1	$14,525	09-Sep-15
65	FPMC P Hero	2011	99,995	—	SLR2P (3)	LR2	$15,250	02-May-15 (16)
66	FPMC P Ideal	2012	99,993	—	SLR2P (3)	LR2	$15,500	09-Jan-15
67	Swarna Jayanti	2010	104,895	—	SLR2P (3)	LR2	$15,000	11-Mar-15 (17)
68	TBN Densa Crocodile	2015	105,408	—	SLR2P (3)	LR2	$21,050	30-Jan-16 (18)
69	Densa Alligator	2013	105,708	—	SLR2P (3)	LR2	$17,550	17-Sep-15 (19)
70	Khawr Aladid	2006	106,003	—	SLR2P (3)	LR2	$15,400	11-Jul-15
71	Fair Seas	2008	115,406	—	SLR2P (3)	LR2	$17,500	10-Mar-15
72	Southport	2008	115,462	—	SLR2P (3)	LR2	$15,700	10-Dec-14

	Total time chartered-in DWT		1,693,507

Newbuildings currently under construction

	Vessel Name	Yard	DWT	Ice class	Vessel type
	Product tankers

73	Hull 2477 - TBN STI Finchley	HMD (20)	38,000	1A	Handymax
74	Hull 2478 - TBN STI Clapham	HMD (20)	38,000	1A	Handymax
75	Hull 2479 - TBN STI Poplar	HMD (20)	38,000	1A	Handymax
76	Hull 2499 - TBN STI Hammersmith	HMD (20)	38,000	1A	Handymax
77	Hull 2500 - TBN STI Rotherhithe	HMD (20)	38,000	1A	Handymax
78	Hull 2445 - TBN STI Milwaukee	HMD (20)	52,000	—	MR
79	Hull 2461 - TBN STI Battery	HMD (20)	52,000	—	MR
80	Hull 2474 - TBN STI Pontiac	HMD (20)	52,000	—	MR
81	Hull 2490 - TBN STI Osceola	HMD (20)	52,000	—	MR
82	Hull 2492 - TBN STI Notting Hill	HMD (20)	52,000	—	MR
83	Hull 2493 - TBN STI Westminster	HMD (20)	52,000	—	MR
84	Hull 2475 - TBN STI Seneca	HMD (20)	52,000	—	MR
85	Hull S1143 - TBN STI Tribeca	SPP (21)	52,000	—	MR
86	Hull S1144 - TBN STI Soho	SPP (21)	52,000	—	MR
87	Hull S1169 - TBN STI Manhattan	SPP (21)	52,000	—	MR
88	Hull S1170 - TBN STI Queens	SPP (21)	52,000	—	MR

89	Hull S1145 - TBN STI Gramercy	SPP (21)	52,000	—	MR
90	Hull S1167 - TBN STI Bronx	SPP (21)	52,000	—	MR
91	Hull S1168 - TBN STI Brooklyn	SPP (21)	52,000	—	MR
92	Hull S706 - TBN STI Sloane	HSHI (22)	109,999	—	LR2
93	Hull S709 - TBN STI Condotti	HSHI (22)	109,999	—	LR2
94	Hull S710 - TBN STI Veneto	HSHI (22)	109,999	—	LR2
95	Hull S715 - TBN STI Oxford	HSHI (22)	109,999	—	LR2
96	Hull S716 - TBN STI Connaught	HSHI (22)	109,999	—	LR2
97	Hull 5395 - TBN STI Broadway	DSME (23)	109,999	—	LR2
98	Hull 5398 - TBN STI Winnie	DSME (23)	109,999	—	LR2
99	Hull 5399 - TBN STI Lauren	DSME (23)	109,999	—	LR2

	Total newbuilding product tankers DWT		1,797,992

	Total Fleet DWT		6,151,886

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	This vessel is on a time charter agreement for two years, which also contains a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.
(6)	This vessel is on a time charter agreement for one year, which also contains a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.
(7)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(8)	The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.
(9)	In September 2014, we declared an option to extend the charter for an additional year at $13,500 per day effective March 3, 2015.
(10)	We have options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.
(11)	We have an option to extend the charter for an additional year at $15,700 per day.
(12)	The daily base rate for the first year was $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(13)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel’s owner whereby we split all of the vessel’s profits above the daily base rate.
(14)	In September 2014, we declared an option to extend the charter for an additional year at $15,000 per day effective November 8, 2014.
(15)	We have options to extend the charter for up to two consecutive one year periods at $16,250 per day and $17,250 per day, respectively.
(16)	In September 2014, we declared an option to extend the charter for an additional six months at $15,500 per day effective November 2, 2014.
(17)	We have an option to extend the charter for an additional six months at $16,250 per day.
(18)	This vessel is currently under construction and is scheduled to be delivered in January 2015. We have an option to extend the charter for an additional year at $22,600 per day.
(19)	In July 2014, we declared an option to extend the charter for an additional twelve months. Under the option the rate increased from $16,500 per day to $17,550 per day on September 17, 2014.
(20)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). Six vessels are expected to be delivered in 2014 and six vessels in the first and second quarters of 2015.
(21)	These newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea). Three vessels are expected to be delivered in 2014 and four vessels in the first and second quarters of 2015.
(22)	These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd). Three vessels are expected to be delivered in 2014 and two vessels in the first quarter of 2015.
(23)	These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering). One vessel is expected to be delivered in the fourth quarter of 2014 and two vessels in the second quarter of 2015.

RECENT DEVELOPMENTS

Newbuilding vessel acquisition

In August 2014, we reached an agreement with an unrelated third party to purchase an MR product tanker that was then under construction at SPP. The purchase price of the vessel is $37.1 million and we took delivery of the vessel in September 2014.

Newbuilding vessel deliveries

The following table sets forth our vessel deliveries under our Newbuilding Program from June 30, 2014 through the date of this report:

	Name	Month delivered	Type
1	STI Powai	July 2014	MR
2	STI Aqua	July 2014	MR
3	STI Pimlico	July 2014	Handymax
4	STI Elysees	July 2014	LR2
5	STI Dama	August 2014	MR
6	STI Olivia	August 2014	MR
7	STI Mythos	August 2014	MR
8	STI Hackney	August 2014	Handymax
9	STI Acton	September 2014	Handymax
10	STI Fulham	September 2014	Handymax
11	STI Camden	September 2014	Handymax
12	STI Benicia(1)	September 2014	MR
13	STI Regina	September 2014	MR
14	STI St. Charles	September 2014	MR
15	STI Madison	September 2014	LR2
16	STI Park	September 2014	LR2
17	STI Orchard	September 2014	LR2
18	STI Mayfair	October 2014	MR
19	STI Yorkville	October 2014	MR
20	STI Battersea	October 2014	Handymax
21	STI Wembley	October 2014	Handymax

(1)	After delivery, this vessel began a one year time charter at a rate level consistent with current one year time charter contracts which includes a profit sharing mechanism whereby earnings in excess of the base time charter rate are split between the Company and charterer.

Dividend Payment

On July 28, 2014, the board of directors declared a quarterly cash dividend of $0.10 per share, which was paid on September 10, 2014 to all shareholders of record as of August 22, 2014.

Stock Buyback Program

In July 2014, the board of directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of the Company’s common stock. This program replaced the Company’s stock buyback program that was approved in June 2014.

During 2014 (through the date of this report), we acquired 36,729,136 common shares that are being held as treasury shares, which includes (i) 19,101,536 common shares that were purchased in the open market at an average price of $9.06 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian owned by the Company and (iii) 10,127,600 common shares that were acquired in conjunction with the Company’s offering of $360 million of Convertible Senior Notes. As of the date of this report, the remaining amount under our stock buyback program is $82.5 million.

We expect to repurchase shares under the buy-back program in the open market, at times and prices that we consider to be appropriate, but are not obligated under the terms of the program to repurchase any shares.

Time Chartered-in Vessels

In July 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for one year at $17,550 per day beginning in September 2014.

In August 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $17,500 per day beginning in September 2014.

In August 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $15,500 per day effective November 2014.

In September 2014, we extended the time charter on an Handymax tanker that is currently time chartered-in. The term of the agreement is for an additional year at $13,500 per day beginning in March 2015.

In September 2014, we extended the time charter on an LR1 tanker that is currently time chartered-in. The term of the agreement is for one year at $15,000 per day beginning in November 2014.

In September 2014, we time chartered-in an LR2 tanker that is currently under construction in South Korea with delivery expected in January 2015. Upon delivery from the shipyard, the vessel will be chartered-in for one year at $21,050 per day. We also have an option to extend the charter for one year at $22,600 per day.

Debt drawdowns

We made the following drawdowns from our credit facilities in July, August, September and October 2014:

		Drawdown amount
	Credit facility	(in $ millions)	Drawdown date	Collateral
1	2013 Credit Facility	$19.8	July 2014	STI Aqua
2	2013 Credit Facility	19.8	August 2014	STI Dama
3	2013 Credit Facility	19.5	August 2014	STI Mythos
4	2013 Credit Facility	19.5	August 2014	STI Benicia
5	2013 Credit Facility	19.8	September 2014	STI Regina
6	2013 Credit Facility	19.5	September 2014	STI St. Charles
7	2013 Credit Facility	19.5	October 2014	STI Yorkville
8	2013 Credit Facility	18.0	October 2014	STI Wembley
9	KEXIM Credit Facility	18.8	July 2014	STI Pimlico
10	KEXIM Credit Facility	30.3	July 2014	STI Elysees
11	KEXIM Credit Facility	30.3	August 2014	STI Madison

12	KEXIM Credit Facility	18.8	September 2014	STI Hackney
13	KEXIM Credit Facility	19.0	September 2014	STI Acton
14	KEXIM Credit Facility	18.8	September 2014	STI Fulham
15	KEXIM Credit Facility	30.3	September 2014	STI Park
16	KEXIM Credit Facility	29.7	September 2014	STI Orchard
17	KEXIM Credit Facility	18.8	September 2014	STI Camden
18	K-Sure Credit Facility	19.8	July 2014	STI Powai
19	K-Sure Credit Facility	19.8	August 2014	STI Olivia
20	K-Sure Credit Facility	20.4	October 2014	STI Mayfair
21	K-Sure Credit Facility	18.9	October 2014	STI Battersea

KEXIM Guaranteed Notes due 2019

On July 18, 2014, Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”), completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 (the “KEXIM Notes”) in a private offering to qualified institutional buyers in accordance with Rule 144A of the Securities Act and in offshore transactions complying with Regulation S of the Securities Act. The KEXIM Notes were issued in connection with the Company’s KEXIM Credit Facility and will reduce KEXIM’s funding obligations and the Company’s borrowing costs under such facility by 1.55% per year. Seven and Seven Ltd. was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.

Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by The Export-Import Bank of Korea (“KEXIM”), a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.

The proceeds from the initial sale of the KEXIM Notes were deposited into a deposit account and were periodically distributed, subject to the satisfaction or waiver of applicable conditions, to the facility agent under the Company’s KEXIM Credit Facility to finance advances to the borrowers thereunder to fund a portion of the purchase price of 18 new vessels, 10 of which are Handymax tankers and eight of which are LR2 tankers. Seven ice class Handymax tankers, STI Comandante, STI Brixton, STI Pimlico, STI Hackney, STI Acton, STI Fulham and STI Camden and four LR2 tankers, STI Elysees, STI Madison, STI Park and STI Orchard were delivered between May and September 2014. The remaining seven vessels are expected to be delivered to the respective borrowers between November 2014 and December 2014.

The KEXIM Notes are currently listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.

2013 Equity Incentive Plan

In September 2014, we amended the 2013 Equity Incentive Plan to increase the number of common shares eligible for issuance by 1,088,131 common shares. All other terms of the plan remained unchanged.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this report. The unaudited condensed consolidated financial statements as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 have been prepared in accordance with International Accounting Standards IAS 34 Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this filing are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.

We generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•	Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•	Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.

For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned vessels and for the charterhire expense for vessels that we time charter-in.

The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Pool pays
Vessel operating costs for owned vessels(3)	We pay	We pay	We pay
Charterhire expense for vessels chartered-in(3)	We pay	We pay	We pay

Off-hire (4)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.
(3)	Defined below under “—Important Financial and Operational Terms and Concepts.”
(4)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

Please see our fleet list for a description of the employment arrangement for each of our vessels.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses.

Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate time charter equivalent revenues.

Vessel operating costs. For our owned vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crew costs, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Additionally, these costs include technical management fees that we paid to SSM, which is controlled by the Lolli-Ghetti family, a related-party. Pursuant to our Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.

Charterhire. Charterhire is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs.

Drydocking. We periodically drydock each of our owned vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time charter equivalent (TCE) revenue or rates. We report time charter equivalent, or TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in US dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Income or Loss.

	For the year ended December 31,		For the six months ended June 30,
	2013	2012	2014	2013
Average Daily Results

Time charter equivalent per day	$14,369	$12,960	$14,339	$15,943

Vessel operating costs per day(1)	6,781	7,605	7,052	6,529

Aframax/LR2

TCE per revenue day	12,718	10,201	14,986	14,680

Vessel operating costs per day(1)	8,203	8,436	8,233	7,131

Panamax/LR1

TCE per revenue day	12,599	14,264	16,556	13,600

Vessel operating costs per day(1)	7,756	7,714	8,729	7,264

MR

TCE per revenue day	16,546	12,289	13,066	18,000

Vessel operating costs per day(1)	6,069	6,770	6,462	5,905

Handymax

TCE per revenue day	12,862	13,069	14,421	14,979

Vessel operating costs per day(1)	6,852	7,594	8,464	6,453

Fleet data

Average number of owned vessels	15.9	10.8	20.9	13.7
Average number of time chartered-in vessels	22.9	9.2	29.1	19.0

Drydock

Expenditures for drydock (in thousands of U.S. dollars)	—	$2,869	$1,290	—

(1)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

Average number of vessels. Historical average number of owned vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. When our vessels are employed on COAs, we pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.

Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Operating days. Operating days are the total number of available days in a period with respect to the owned vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned vessels, not our chartered-in vessels.

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic and political conditions;

•	increases and decreases in production of and demand for crude oil and petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

Our general and administrative expenses were affected by the fees we pay SCM and SSH for commercial management and administrative services respectively. SCM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer is a member, provide commercial and administrative management services to us, respectively. We pay fees under our Master Agreement with SCM, which are identical to what SCM charges to its pool participants, including third-party owned vessels. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Results of Operations

Results of Operations for the six months ended June 30, 2014 compared to the six months ended June 30, 2013

	For the six months ended June 30,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$134,179	$96,457	$37,722	39%
Vessel operating costs	(26,750)	(16,498)	(10,252)	(62%)
Voyage expenses	(4,525)	(2,533)	(1,992)	(79%)
Charterhire	(76,393)	(47,469)	(28,924)	(61%)
Depreciation	(13,322)	(10,288)	(3,034)	(29%)
General and administrative expenses	(22,615)	(8,049)	(14,566)	(181%)
Gain on sale of VLCCs	51,419	—	51,419	100%
Gain on sale of Dorian shares	10,924	—	10,924	100%
Financial expenses	(871)	(1,875)	1,004	54%
Realized gain on derivative financial instruments	17	23	(6)	(26%)
Unrealized gain on derivative financial instruments	112	365	(253)	(69%)

Financial income	69	550	(481)	(87%)
Share of net income from associate	573	—	573	100%
Other expense, net	(53)	(107)	54	50%

Net income	$52,764	$10,576	$42,188	399%

Net income. Net income for the six months ended June 30, 2014 was $52.8 million, an increase of $42.2 million or 399% from net income of $10.6 million for the six months ended June 30, 2013. The differences between the two periods are discussed below.

Vessel revenue. Revenue for the six months ended June 30, 2014 was $134.2 million, an increase of $37.7 million or 39% from revenue of $96.5 million for the six months ended June 30, 2013. Overall revenue increases were driven by growth in our fleet of both owned and time chartered-in vessels to an average of 20.9 owned and 29.1 time chartered-in vessels during the six months ended June 30, 2014 from an average of 13.7 owned and 19.0 time chartered-in vessels during the six months ended June 30, 2013. These increases were offset by an overall decrease in revenue per day to $14,339 per day from $15,943 per day during the six months ended June 30, 2014 and 2013, respectively.

The following table summarizes our revenue:

	For the six months ended June 30,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Owned vessels
Pool revenue	$41,167	$37,201	$3,966	11%
Voyage revenue (spot market)	15,611	3,360	12,251	365%
Time charter revenue	3,007	—	3,007	100%
Time chartered-in vessels
Pool revenue	74,094	49,837	24,257	49%
Voyage revenue (spot market)	—	6,059	(6,059)	(100%)
Other revenue	300	—	300	100%

Total revenue	$134,179	$96,457	$37,722	39%

Owned vessels – Pool revenue. Pool revenue for owned vessels for the six months ended June 30, 2014 was $41.2 million, an increase of $4.0 million or 11% from $37.2 million during the six months ended June 30, 2013. The increase was primarily driven by an increase in the number of pool revenue days to 3,021 from 2,281 during the six months ended June 30, 2014 and 2013, respectively. The increase in pool revenue days was primarily driven by our MR operating segment which contributed 13 vessels delivered under our Newbuilding Program into the Scorpio MR Pool throughout 2013 and during the first half of 2014. The increase in pool revenue days was offset by a decrease in pool revenue per day to $13,625 from $16,306 per day during the six months ended June 30, 2014 and 2013, respectively.

Owned vessels – Voyage revenue. Voyage revenue for owned vessels for the six months ended June 30, 2014 was $15.6 million, an increase of $12.3 million or 365% from $3.4 million during the six months ended June 30, 2013. The increase was the result of an increase in the number of days vessels operated in the spot market to 533 days from 168 days during the six months ended June 30, 2014 and 2013, respectively and an improvement in average daily voyage revenue for vessels operating in the spot market.

During the six months ended June 30, 2014, Senatore and Noemi operated in the spot market for an aggregate of 124 days prior to their respective sales. Additionally, Venice operated in the spot market for 101 days and seven vessels delivered under our Newbuilding Program operated in the spot market for an aggregate of 308 days during the six months ended June 30, 2014.

During the six months ended June 30, 2013, STI Emerald, STI Sapphire and STI Beryl operated in the spot market for 168 days on short term time charters which commenced upon their deliveries from the shipyard.

Owned vessels – Time charter revenue. Time charter revenue for owned vessels for the six months ended June 30, 2014 was $3.0 million. This revenue relates to STI Texas City, STI Meraux and STI San Antonio, which are MR tankers that were delivered under our Newbuilding Program during the six months ended June 30, 2014. In March 2014, STI Texas City began a two year time charter, and in May 2014, STI Meraux and STI San Antonio each began one year time charters. Each of the three time charters has a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.

Time chartered-in vessels – Pool revenue. Pool revenue for time chartered-in vessels for the six months ended June 30, 2014 was $74.1 million, an increase of $24.3 million or 49% from $49.8 million during the six months ended June 30, 2013. Pool revenue days for time chartered-in vessels increased to 5,274 from 3,233 during the six months ended June 30, 2014 and 2013, respectively as a result of growth in our time chartered-in fleet to an average of 29.1 vessels from 19.0 vessels. The increase in pool revenue days for time chartered-in vessels was offset by a decrease in pool revenue per day to $14,025 from $15,417 per day during the six months ended June 30, 2014 and 2013, respectively.

Time chartered-in vessels – Voyage revenue. No time chartered-in vessels operated in the spot market during the six months ended June 30, 2014, whereas SN Federica, Gan-Trust and Nave Orion operated in the spot market during the six months ended June 30, 2013.

Vessel operating costs. Vessel operating costs for the six months ended June 30, 2014 were $26.8 million, an increase of $10.3 million or 62% from $16.5 million for six months ended June 30, 2013. Operating days increased to 3,780 days from 2,485 days and vessel operating costs increased to $7,052 per day from $6,529 per day for the six months ended June 30, 2014 and 2013, respectively. The increase in operating days was due to an increase in the average number of owned vessels to 20.9 from 13.7 for the six months ended June 30, 2014 and 2013, respectively, which was the result of the deliveries of 18 vessels under our Newbuilding Program throughout 2013 and in the first half of 2014. Vessel operating costs per day increased primarily as a result of increased operating costs among our older vessels in our LR2, LR1 and Handymax segments. Three of these vessels, Noemi, Senatore and STI Spirit were sold during the six months ended June 30, 2014.

Voyage expenses. Voyage expenses for the six months ended June 30, 2014 were $4.5 million, an increase of $2.0 million, or 79% from $2.5 million during the six months ended June 30, 2013. The increase was the result of an increase in the number of days vessels operated in the spot market to 533 days from 377 days during the six months ended June 30, 2014 and 2013, respectively.

Furthermore, six vessels delivered under our Newbuilding Program (STI Opera, STI Duchessa, STI Ville, STI Chelsea, STI Lexington and STI Comandante) were employed on short-term time charters (ranging from 45 to 120 days) for a total of 304 days during the six months ended June 30, 2014. The vessels delivered under our Newbuilding Program during 2013 were employed on similar short-term time charters for a total of 168 days during the six months ended June 30, 2013. These short term time charters were agreed to at fixed TCE rates, where only nominal voyage expenses were incurred.

Vessels that were not on short term time charter include Noemi, Senatore and Venice which operated in the spot market for 224 days during the six months ended June 30, 2014 and Nave Orion, Gan-Trust and SN Federica which operated in the spot market for 209 days during the six months ended June 30, 2013. Also, voyage expenses for the six months ended June 30, 2014 were higher because Noemi (LR1), Senatore (LR1) and Venice (post-panamax), are larger vessels that incur higher fuel (bunker) costs than smaller vessels such as Nave Orion (MR) and Gan-Trust (MR).

Charterhire. Charterhire expense for the six months ended June 30, 2014 was $76.4 million, an increase of $28.9 million, or 61% from $47.5 million during the six months ended June 30, 2013. The change was the result of an increase in the average number of time chartered-in vessels to 29.1 from 19.0 during the six months ended June 30, 2014 and 2013, respectively.

Depreciation. Depreciation expense for the six months ended June 30, 2014 was $13.3 million, an increase of $3.0 million, or 29% from $10.3 million during the six months ended June 30, 2013. The increase was the result of an increase in the average number of owned vessels to 20.9 from 13.7 for the six months ended June 30, 2014 and 2013, respectively. The increase in depreciation expense was offset by four vessels, Noemi, Senatore, Venice and STI Spirit, which were designated as “held for sale” at December 31, 2013 and ceased depreciation at that date when they were written down to their estimated disposal value.

General and administrative expenses. General and administrative expenses for the six months ended June 30, 2014 were $22.6 million, an increase of $14.6 million, or 181% from $8.0 million during the six months ended June 30, 2013. The change was driven by a $11.6 million increase in restricted stock amortization (non-cash) and additional general and administrative expenses due to the significant growth of the Company.

Gain on sale of VLCCs. Gain on sale of VLCCs of $51.4 million during the six months ended June 30, 2014 was from the sale of the seven VLCCs under construction for cash in March 2014. We received net proceeds of $141.7 million as a result of the sale; the book value of these assets at the time of sale (primarily consisting of installment payments made to date) was $90.3 million.

Gain on sale of Dorian shares. Gain on sale of Dorian shares of $10.9 million during the six months ended June 30, 2014 relates to the acquisition of 7,500,000 of our common shares from an existing shareholder in exchange for the sale to said shareholder of 3,422,665 common shares in Dorian in a privately negotiated transaction. As a result of the disposal of the Dorian shares, the Company recognized a gain of approximately $10.9 million during the second quarter of 2014, and its ownership in Dorian was reduced to 9.4 million shares, or approximately 16.3% of Dorian’s total outstanding shares.

Financial expenses. Financial expenses for the six months ended June 30, 2014 were $0.9 million, a decrease of $1.0 million, or 54% from $1.9 million during the six months ended June 30, 2013. The decrease was due to an increase in interest capitalized during the six months ended June 30, 2014 as a result of the significant growth in our Newbuilding Program.

Financial expenses for the six months ended June 30, 2014 consisted of interest expense on our bank loans ($0.2 million), commitment fees on the undrawn portions of our credit facilities ($0.05 million), amortization of loan fees ($0.5 million) and amortization of agency fees ($0.2 million).

Financial expenses for the six months ended June 30, 2013 consisted of interest expense on our bank loans ($0.8 million), commitment fees on the undrawn portions of our credit facilities ($0.7 million) and amortization of loan fees ($0.3 million).

Share of income from associate. Share of income from associate, representing our share of Dorian’s net income, was $0.6 million for the six months ended June 30, 2014. The closing date of our investment in Dorian was November 26, 2013 and accordingly, no income or loss was incurred for the six months ended June 30, 2013.

Results of operations — segment analysis

LR2 segment

The following table summarizes segment profit or loss for our LR2 segment.

	For the six months
	ended June 30, 2014			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$25,390	$10,188	$15,202	149%
Vessel operating costs	(876)	(1,354)	478	35%
Voyage expenses	(106)	—	(106)	(100%)
Charterhire	(24,993)	(8,258)	(16,735)	(203%)
Depreciation	—	(871)	871	100%
General and administrative expenses	(61)	(77)	16	21%
Financial expenses	(509)	(430)	(79)	(18%)
Other expenses, net	—	(10)	10	100%

Segment (loss) / profit	($1,155)	($812)	($343)	(42%)

TCE per revenue day	$14,986	$14,680	$306	2%
Owned vessel operating costs per day	8,233	7,131	(1,102)	(15%)

Revenue days	1,687	694	993	143%
Owned vessel operating days	106	181	(75)	(41%)

Average number of owned vessels	0.6	1.0	(0.4)	(41%)
Average number of time chartered-in vessels	8.7	2.9	5.8	196%

Vessel revenue. Vessel revenue for the six months ended June 30, 2014 was $25.4 million, an increase of $15.2 million or 149% from the six months ended June 30, 2013. The increase was primarily driven by an increase in revenue days to 1,687 days from 694 days as a result of the increase in the average number of time chartered-in vessels in this segment to 8.7 from 2.9 during the six months ended June 30, 2014 and 2013, respectively. This increase was partially offset by the reduction of revenue days due to the sale of STI Spirit in April 2014.

Vessel operating costs. Vessel operating costs were $0.9 million for the six months ended June 30, 2014, a decrease of $0.5 million, or 35% from the six months ended June 30, 2013. The decrease is due to the sale of STI Spirit in April 2014 which, was the only owned vessel in this operating segment during both periods.

Charterhire. Charterhire expense for the six months ended June 30, 2014 was $25.0 million, an increase of $16.7 million or 203%, from the six months ended June 30, 2013. The increase was due to an increase in the average number of time chartered-in vessels to 8.7 from 2.9 during the six months ended June 30, 2014 and 2013, respectively. During the six months ended June 30, 2013, FPMC Ideal, FPMC Hero, Fair Seas, Pink Stars and Orange Stars were time chartered-in for all or a portion of the period. In addition to the five vessels, chartered-in during the first half of 2013, Khawr Aladid, Densa Alligator, Four Sky, Southport and Swarma Jayanti were also time chartered-in for all or a portion of the six months ended June 30, 2014.

Depreciation. Depreciation expense decreased $0.9 million or 100% from the six months ended June 30, 2013. The decrease was from STI Spirit, which ceased being depreciated and was written down to its estimated disposal value at December 31, 2013, the date the vessel was designated as “held for sale.” STI Spirit was sold for $30.2 million in April 2014.

Financial expenses. Financial expenses for the LR2 segment relate to interest expense on our STI Spirit Credit Facility. We repaid the entire outstanding amount of $21.4 million under this facility in April 2014 as a result of the sale of STI Spirit.

Panamax / LR1 segment

The following table summarizes segment profit for our Panamax / LR1 segment.

	For the six months
Panamax/LR1 segment	ended June 30,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$31,861	$20,694	$11,167	54%
Vessel operating costs	(6,216)	(6,629)	413	6%
Voyage expenses	(4,003)	(1,802)	(2,201)	(122%)
Charterhire	(13,896)	(6,118)	(7,778)	(127%)
Depreciation	(1,693)	(3,763)	2,070	55%
General and administrative expenses	(273)	(269)	(4)	(1%)

Realized gain on derivative financial instruments	—	23	(23)	(100%)
Unrealized loss on derivative financial instruments	—	116	(116)	(100%)

Segment profit	$5,780	$2,252	$3,528	157%

TCE per revenue day	$16,556	$13,600	$2,956	22%
Owned vessel operating costs per day	8,729	7,264	(1,465)	(20%)

Revenue days	1,679	1,389	290	21%
Owned vessel operating days	712	905	(193)	(21%)

Average number of owned vessels	3.9	5.0	(1.1)	(21%)
Average number of time chartered-in vessels	5.5	2.7	2.8	105%

Vessel Revenue. Vessel revenue for the six months ended June 30, 2014 was $31.9 million, an increase of $11.2 million or 54% from the six months ended June 30, 2013. The increase in revenue was the result of an increase in the number of revenue days to 1,679 from 1,389 and an increase in revenue per day to $16,556 from $13,600 during the six months ended June 30, 2014 and 2013, respectively. FPMC P Eagle, SN Federica and Hellespont Promise were time chartered-in during the six months ended June 30, 2013. In addition to the three vessels chartered-in during the first half of 2013, King Douglas, SN Azzura, and Hellespont Progress were also time chartered-in for all or a portion of the six months ended June 30, 2014. The increase in revenue per day was the result of a strong trade in ‘dirty’ products (such as fuel oil) during the first quarter of 2014 that particularly benefited Panamax/LR1 vessels trading in the spot market.

Vessel operating costs. Vessel operating costs for the six months ended June 30, 2014 were $6.2 million, a decrease of $0.4 million or 6% from the six months ended June 30, 2013. Vessel operating days decreased to 712 days from 905 days for the six months ended June 30, 2014 and 2013, respectively. This decrease was offset by an increase in vessel operating costs to $8,729 per day from $7,264 per day during the six months ended June 30, 2014 and 2013, respectively. The decrease in operating days was the result of the sales of Noemi and Senatore in March and April, 2014 respectively while the increase in operating costs per day was the result of higher crew costs incurred on these vessels prior to their sale.

Voyage expenses. Voyage expenses for the six months ended June 30, 2014 were $4.0 million, an increase of $2.2 million or 122% from the six months ended June 30, 2013. The increase was driven by Noemi, Senatore and Venice, which operated in the spot market for 224 days during the six months ended June 30, 2014, whereas only SN Federica operated in the spot market for 75 days during the six months ended June 30, 2013.

Charterhire. Charterhire expense for the six months ended June 30, 2014 was $13.9 million, an increase of $7.8 million or 127% from the six months ended June 30, 2013. The increase was the result of an increase in the average number of time chartered-in vessels to 5.5 from 2.7 during the six months ended June 30, 2014 and 2013, respectively. FPMC P Eagle, SN Federica and Hellespont Promise were time chartered-in for all or a portion of the six months ended June 30, 2013. In addition to these three vessels, King Douglas, SN Azzura, and Hellespont Progress were time chartered-in for all or a portion of the six months ended June 30, 2014.

Depreciation. Depreciation expense for the six months ended June 30, 2014 was $1.7 million, a decrease of $2.1 million or 55% from the six months ended June 30, 2013. The decrease was driven by Noemi, Senatore and Venice, which ceased being depreciated and were written down to their estimated disposal values at December 31, 2013, the date which they were considered as “held for sale.” Noemi and Senatore were sold in March and April 2014, respectively, for an aggregate selling price of $44.0 million.

MR segment

The following table summarizes segment profit for our MR segment.

	For the six months
	ended June 30,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$51,272	$47,198	$4,074	9%

Vessel operating costs	(17,841)	(7,286)	(10,555)	(145%)
Voyage expenses	(392)	(720)	328	46%
Charterhire	(17,043)	(19,747)	2,704	14%
Depreciation	(10,879)	(5,012)	(5,867)	(117%)
General and administrative expenses	(818)	(401)	(417)	(104%)
Other expenses, net	(20)	—	(20)	(100%)

Segment profit	$4,279	$14,032	($9,753)	(70%)

TCE per revenue day	$13,066	$18,000	($4,934)	(27%)
Owned vessel operating costs per day	6,462	5,905	(557)	(9%)

Revenue days	3,894	2,582	1,312	51%
Owned vessel operating days	2,747	1,218	1,529	126%

Average number of owned vessels	15.2	6.7	8.5	126%
Average number of time chartered-in vessels	6.4	7.6	(1.2)	(16%)

Vessel revenue. Vessel revenue for the six months ended June 30, 2014 was $51.3 million, an increase of $4.1 million or 9% from the six months ended June 30, 2013. The increase in revenue was the result of an increase in the overall number of revenue days to 3,894 from 2,582 offset by a decrease in TCE revenue per day to $13,066 from $18,000 during the six months ended June 30, 2014 and 2013, respectively.

The increase in revenue days was driven by an increase in the average number of owned vessels to 15.2 from 6.7 during the six months ended June 30, 2014 and 2013, respectively. STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville were delivered during the six months ended June 30, 2013. STI Duchessa, STI Opera, STI Texas City, STI Meraux, STI Chelsea, STI Lexington, STI San Antonio, STI Venere and STI Virtus were delivered during the six months ended June 30, 2014.

The decrease in TCE revenue per day was driven by a weak spot market for MR tankers during the six months ended June 30, 2014. Elongated maintenance schedules and unscheduled outages in U.S. Gulf Coast refineries pressured charter rates for MRs trading in that region which had a consequent effect on the overall spot market.

Vessel operating costs. Vessel operating costs for the six months ended June 30, 2014 were $17.8 million, an increase of $10.6 million or 145%, from the six months ended June 30, 2013. The increase was the result of an increase in the number of operating days to 2,747 days from 1,218 days during the six months ended June 30, 2014 and 2013, respectively. The Company took delivery of seven newbuilding MRs throughout 2013 and an additional nine newbuilding MRs during the six months ended June 30, 2014.

Charterhire. Charterhire expense for the six months ended June 30, 2014 was $17.0 million, a decrease of $2.7 million or 14%, from the six months ended June 30, 2013. The decrease was the result of a decrease in the average number of time chartered-in vessels to 6.4 from 7.6 during the six months ended June 30, 2014 and 2013, respectively. The time charters for Endeavour, Pacific Duchess and Valle Bianca expired during the six months ended June 30, 2013 and no new time charters were entered into subsequently.

Depreciation. Depreciation expense for the six months ended June 30, 2014 was $10.9 million, an increase of $5.9 million or 117% from the six months ended June 30, 2013. The increase was the result of an increase in the average number of owned MR vessels to 15.2 from 6.7 for the six months ended June 30, 2014 and 2013, respectively. The Company took delivery of seven newbuilding MRs throughout 2013 and an additional nine newbuilding MRs during the six months ended June 30, 2014.

General and administrative expenses. General and administrative expenses for the six months ended June 30, 2014 were $0.8 million, an increase of $0.4 million or 104% from the six months ended June 30, 2013. General and administrative expenses for the MR segment primarily consist of administrative fees to SSH which increased as a result of the increase in the average number of owned MR vessels to 15.2 from 6.7 for the six months ended June 30, 2014 and 2013, respectively.

Handymax Segment

The following table summarizes segment profit for our Handymax segment.

	For the six months
Handymax segment	ended June 30,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$25,356	$18,377	$6,979	38%
Vessel operating costs	(1,817)	(1,229)	(588)	(48%)
Voyage expenses	(24)	(11)	(13)	(118%)
Charterhire	(20,461)	(13,346)	(7,115)	(53%)
Depreciation	(750)	(642)	(108)	(17%)
General and administrative expenses	(72)	(62)	(10)	(16%)

Segment profit	$2,232	$3,087	$855	(28%)

TCE per revenue day	$14,421	$14,979	($558)	(4%)
Owned vessel operating costs per day	8,464	6,453	(2,011)	(31%)

Revenue days	1,757	1,226	531	43%
Owned vessel operating days	215	181	34	19%

Average number of owned vessels	1.2	1.0	0.2	19%
Average number of time chartered-in vessels	8.5	5.8	2.7	48%

Vessel revenue. Vessel revenue for the six months ended June 30, 2014 was $25.4 million, an increase of $7.0 million, or 38% from the six months ended June 30, 2013. The increase in revenue was the result of an increase in the number of revenue days to 1,757 from 1,226 which was primarily driven by an increase in the average number of time chartered-in vessels to 8.5 from 5.8 during the six months ended June 30, 2014 and 2013, respectively. Additionally, the Company took delivery of the first two ice class-1A Handymax tankers under its Newbuilding Program, STI Comandante and STI Brixton, during the six months ended June 30, 2014.

Vessel operating costs. Vessel operating costs for the six months ended June 30, 2014 were $1.8 million, an increase of $0.6 million, or 48% from the six months ended June 30, 2013. The increase was driven by an increase in vessel operating costs per day to $8,464 from $6,453 which was the result of unplanned repairs on STI Highlander during the six months ended June 30, 2014. Additionally, vessel operating days increased to 215 from 181 during the six months ended June 30, 2014 and 2013, respectively as a result of the deliveries of STI Comandante and STI Brixton.

Charterhire. Charterhire expense for the six months ended June 30, 2014 was $20.5 million, an increase of $7.1 million, or 53% from the six months ended June 30, 2013. This was the result of an increase in the average number of time chartered-in vessels to 8.5 from 5.8 during the six months ended June 30, 2014 and 2013, respectively. Krisjanis Valdemars, Kraslava, Histria Azure, Histria Perla, Histria Coral, Jinan, and Freja Polaris were time chartered-in for all or a portion of the six months ended June 30, 2013. In addition to these seven vessels, Iver Progress and Iver Prosperity were time chartered-in for all or a portion of the six months ended June 30, 2014.

Liquidity and Capital Resources

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Group Pools, in addition to availability under our 2013 Credit Facility, KEXIM and K-Sure Credit Facilities, and cash on hand. The Scorpio Group Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates. We believe these cash flows from operations, amounts available for borrowing under our various credit facilities and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this report. As of June 30, 2014, our cash balance was $357.3 million, which was higher than our cash balance of $78.8 million as of December 31, 2013.

For the six months ended June 30, 2014, our net cash inflow from operating activities was $18.6 million, net cash outflow from investing activities was $241.3 million and net cash inflow from financing activities was $501.2 million. For the six months ended June 30, 2013, our net cash outflow from operating activities was $7.0 million, net cash outflow from investing activities was $323.5 million, and net cash inflow from financing activities was $764.3 million.

The significant activity in our cash balance during the six months ended June 30, 2014 is summarized as follows:

Newbuilding installment payments

We made $426.0 million of installment payments on our Newbuilding Program during the six months ended June 30, 2014. This includes the aggregate payments of $216.2 million for the delivery installments of STI Opera, STI Duchessa, STI Texas City, STI Meraux, STI Chelsea, STI Lexington, STI San Antonio, STI Comandante, STI Brixton, STI Venere and STI Virtus.

Vessel sales

In January 2014, we agreed to sell Noemi and Senatore for aggregate net proceeds of $42.5 million. The sale of Noemi closed in March 2014 and the sale of Senatore closed in April 2014. As part of these sales, we repaid $22.5 million into our 2010 Revolving Credit Facility in March 2014.

In April 2014, we closed on the sale of the 2008 built LR2 product tanker, STI Spirit, for net proceeds of $29.5 million. As part of this sale, we repaid $21.4 million into our STI Spirit Credit Facility in April 2014.

Bank loan drawdowns

In January 2014, we drew down $72.4 million from our 2010 Revolving Credit Facility. Additionally, we made the following drawdowns from our secured credit facilities during the six months ended June 30, 2014 in connection with deliveries under our Newbuilding Program:

	Drawdown	Drawdown	Credit
Name	date	amount ($ in millions)	Facility
STI Duchessa	January 2014	16.5	2011 Credit Facility
STI Larvotto	January 2014	17.8	2011 Credit Facility
STI Le Rocher	January 2014	17.8	2011 Credit Facility
STI Ville	February 2014	21.8	2013 Credit Facility
STI Fontvieille	February 2014	21.8	2013 Credit Facility
STI Opera	February 2014	20.5	2013 Credit Facility
STI Texas City	March 2014	20.5	2013 Credit Facility
STI Meraux	May 2014	19.3	2013 Credit Facility
STI San Antonio	June 2014	19.3	2013 Credit Facility
STI Venere	June 2014	19.5	2013 Credit Facility
STI Virtus	June 2014	19.8	2013 Credit Facility
STI Chelsea	June 2014	19.8	K-Sure Credit Facility
STI Lexington	June 2014	19.8	K-Sure Credit Facility
STI Comandante	June 2014	18.8	KEXIM Credit Facility
STI Brixton	June 2014	18.8	KEXIM Credit Facility

The Company paid $36.3 million of debt issuance costs during the six months ended June 30, 2014, primarily as a result of the execution of the KEXIM and K-Sure facilities in February 2014.

Senior Unsecured Notes due 2020

In May 2014, we completed a $50.0 million public offering of our 6.75% senior unsecured notes due 2020 (the “Senior Notes”). In June 2014, the Company completed a $3.75 million public offering of the Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions. The net proceeds from the issuance of the Senior Notes were approximately $48.2 million after deducting the underwriters’ discounts, commissions and offering expenses.

Convertible Senior Notes due 2019

In June 2014, we completed an offering for $360 million in aggregate principal amount of our 2.375% convertible senior notes due 2019 (the “Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities’ Act of 1933. This amount includes the full exercise of the initial purchasers’ option to purchase an additional $60 million in aggregate principal amount of the Notes in connection with the offering. The net proceeds from the issuance of the Convertible Notes and the exercise of the initial purchasers’ option to purchase additional Convertible Notes were $349.2 million after deducting the initial purchasers’ discounts, commissions and estimated offering expenses of $11.2 million. We used a portion of the net proceeds to repurchase $95.0 million of our common stock or 10,127,600 shares at $9.38 per share in a privately negotiated transaction.

Stock Buyback Program

During the six months ended June 30, 2014, we acquired 22,626,385 common shares at an average price $9.26 per share that are being held as treasury shares, which includes (i) 4,998,785 common shares that were purchased in the open market under the aforementioned buyback plans at an average price of $8.87 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian and (iii) 10,127,600 common shares that were acquired in conjunction with the Company’s offering of $360 million of Convertible Senior Notes.

Dividends

In February 2014, the board of directors declared a quarterly cash dividend of $0.08 per share, which was paid on March 26, 2014 to all shareholders of record as of March 11, 2014.

In April 2014, the board of directors declared a quarterly cash dividend of $0.09 per share, which was paid on June 12, 2014 to all shareholders of record as of May 27, 2014.

As of June 30, 2014, our long-term liquidity needs were comprised of our debt repayment obligations for our credit facilities, our obligations under construction contracts related to the vessels in our Newbuilding Program, and obligations under our time charter-in arrangements.

Our credit facilities require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, minimum interest coverage, maximum leverage ratios, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

Cash Flows

The table below summarizes our sources and uses of cash for the periods presented:

	For the six months ended June 30,
In thousands of U.S. dollars	2014	2013
Unaudited condensed consolidated cash flows
Net cash inflow / (outflow) in respect of:
Operating activities	$18,614	($7,037)
Investing activities	(241,340)	(323,548)
Financing activities	501,188	764,269

Net cash inflow/ (outflow) from operating activities

Operating cash flows are driven by our results of operations along with movements in working capital. Both of these components were impacted by our growth when comparing the six months ended June 30, 2014 to the same period in 2013. Operating cash inflows, before changes in working capital were $18.1 million for the six months ended June 30, 2014, a decrease of $5.7 million from a cash inflow of $23.8 million for the six months ended June 30, 2013. Our operating fleet grew to an average of 50.0 vessels from an average of 32.7 vessels for the six months ended June 30, 2014 and 2013, respectively which resulted in overall revenue growth of $37.8 million. This growth was offset by (i) an increase in vessel operating costs of $10.3 million, (ii) an increase in voyage expenses of $2.0 million, (iii) an increase in charterhire expense of $28.9 million and (iv) an increase in cash general and administrative expenses of $2.9 million.

Including the effect of net movements in working capital of $0.5 million, net cash inflow from operating activities was $18.6 million for the six months ended June 30, 2014.

Net cash outflow from investing activities

Net cash outflow from investing activities was $241.3 million for the six months ended June 30, 2014, which was a decrease of $82.2 million from a cash outflow of $323.5 million for the six months ended June 30, 2013. Investing activities during the six months ended June 30, 2014 consisted of (i) $426.0 million of installment payments for vessels under our Newbuilding Program (which includes $216.2 million for the delivery installments of 11 vessels delivered during the period) (ii) $24.3 million of other capitalized costs relating to these newbuilding vessels and (iii) $4.7 million of additional cash consideration for four MRs purchased in November 2013. We issued 3,611,809 shares in November 2013 at an issuance price of $11.83 per share in exchange for the four MRs and the $4.7 million payment represents a one-time post closing adjustment to the purchase price as a result of subsequent changes in the Company’s share price.

The outflows mentioned above were offset by the receipt of net proceeds on the sale of our seven VLCCs under construction of $141.7 million and the sales of Noemi, Senatore and STI Spirit of $72.0 million.

Cash outflows from investing activities during the six months ended June 30, 2013 was driven by $315.0 million of installment payments on our vessels under our Newbuilding Program which included the aggregate final installment payments of $84.0 million relating to the deliveries of four vessels under our Newbuilding Program, and an additional $8.6 million of other capitalized costs relating to these vessels.

Net cash inflow from financing activities

Net cash inflow from financing activities was $501.2 million for the six months ended June 30, 2014 compared to a net cash inflow of $764.3 million six months ended June 30, 2013.

Cash inflow from financing activities during the six months ended June 30, 2014 consists of the following:

•	Drawdowns of $364.0 million from our secured credit facilities which consists of:

•	$72.4 million from our 2010 Revolving Credit Facility

•	$52.0 million from our 2011 Credit Facility

•	$162.5 million from our 2013 Credit Facility

•	$39.6 million from K-Sure Credit Facility

•	$37.5 million from the KEXIM Credit Facility.

•	The issuance of $53.8 million aggregate principal amount Senior Notes due 2020 receiving net proceeds of $48.2 million after deducting the underwriters’ discounts, commissions and offering expenses.

•	The issuance of $360.0 million aggregate principal amount of Convertible Senior Notes due 2019 receiving net proceeds of $349.2 million after deducting the underwriters’ discounts, commissions and offering expenses.

•	Loan repayments of $56.1 million, which consists of:

•	$22.5 million repayment into our 2010 Revolving Credit Facility as a result of the sales of Noemi and Senatore

•	$21.4 million into the STI Spirit Credit Facility as a result of the sale of STI Spirit

•	$12.2 million of scheduled principal payments on our 2010 Revolving Credit Facility, 2011 Credit Facility, STI Spirit Credit Facility, Newbuilding Credit Facility and 2013 Credit Facility.

•	The repurchase of $139.6 million of common stock which includes the purchase of 4,998,785 common shares in the open market at an average price of $8.87 per share and the purchase of 10,127,600 common shares of Company stock at $9.38 per share in conjunction with the Company’s offering of $360 million of Convertible Senior Notes.

•	The payment of $36.3 million of debt issuance costs, which includes costs relating to the KEXIM and K-Sure Credit Facilities which were signed in February 2014 and costs related to the issuance of the Senior Notes.

•	Dividend payments of $33.9 million.

Cash inflow from financing activities for the six months ended June 30, 2013 consists of the following:

•	The receipt of aggregate net proceeds of $738.2 million from our registered direct placements of common shares in February, March and May 2013.

•	Drawdowns of $52.0 million under our 2011 Credit Facility to partially finance the deliveries of STI Sapphire, STI Emerald and STI Beryl.

•	The repayment of $17.2 million into our 2010 Revolving Credit Facility along with scheduled principal payments of $4.2 million into our 2011 Credit Facility and Newbuilding Credit Facility.

•	Dividend payments of $4.1 million.

Long-Term Debt Obligations and Credit Arrangements

The following is a table summarizing our indebtedness at June 30, 2014 and as of the date of this report:

In thousands of U.S. dollars	Amount outstanding at June 30, 2014	Amount Outstanding as of the date of this report	Availability as of the date of this report
2010 Revolving Credit Facility	$45,667	$43,562	—
2011 Credit Facility	112,879	110,895	—
Newbuilding Credit Facility	80,840	79,340	—
2013 Credit Facility	161,070	313,827	207,000	(1)
K-Sure Credit Facility	39,600	118,480	339,788	(2)
KEXIM Credit Facility	37,500	252,075	177,525	(3)
Senior Unsecured Notes	53,750	53,750	—
Convertible Senior Notes	360,000	360,000	—	(4)

Total	$891,306	$1,331,924	724,313

(1)	Availability can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel or such vessel’s fair market value at the date of drawdown.

(2)	Availability can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement.
(3)	Availability can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement. Includes $125.3 million of floating rate guaranteed notes due 2019 issued by Seven and Seven Ltd. in July 2014. See description of “KEXIM Guaranteed Notes due 2019” for further information.
(4)	$61.3 million of this amount has been attributed to the conversion feature of the Convertible Senior Notes and recorded within additional paid in capital on the consolidated balance sheet as of June 30, 2014.

2010 Revolving Credit Facility

In January 2014, we drew down $72.4 million from the 2010 Revolving Credit Facility. In March 2014, we paid $22.5 million into this facility as a result of the sales of Noemi and Senatore. As a result of this repayment, the availability of this facility was reduced by such amount and the quarterly reduction was reduced to $2.1 million from $3.1 million per quarter. We also wrote-off a total of $0.2 million of deferred financing fees as part of these debt repayments.

The outstanding balance at June 30, 2014 was $45.6 million and was fully drawn. As of December 31, 2013, there was no outstanding balance and there was $72.4 million available to draw. We were in compliance with the financial covenants relating to this facility as of June 30, 2014.

STI Spirit Credit Facility

In April 2014, we closed on the sale of STI Spirit and repaid the full amount of $21.4 million into the STI Spirit Credit Facility. As of December 31, 2013, there was $21.7 million outstanding.

2011 Credit Facility

In January 2014, we drew down $52.0 million from the 2011 Credit Facility. In connection with this draw down, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility. The outstanding balance at June 30, 2014 and December 31, 2013 was $112.9 million and $64.0 million, respectively and the availability under this credit facility expired on January 31, 2014. We were in compliance with the financial covenants relating to this facility as of June 30, 2014.

Newbuilding Credit Facility

In March 2014, we converted the Credit Agricole credit facility from a term loan to a reducing revolving credit facility. This gives us the ability to draw down and repay the available commitments under the facility when needed. All other terms and definitions remain unchanged. The amount available is reduced by $1.5 million each quarter until the maturity date in June 2019.

As of June 30, 2014 and December 31, 2013, the outstanding balance was $80.8 million and $83.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of June 30, 2014.

2013 Credit Facility

We drew down an aggregate of $162.5 million from the 2013 Credit Facility during the six months ended June 30, 2014. As part of these drawdowns, STI Opera, STI Fontvieille, STI Ville, STI Texas City STI Meraux, STI San Antonio, STI Virtus and STI Venere were provided as collateral under the facility.

The outstanding balance at June 30, 2014 was $161.1 million and there was $362.5 million available to draw which can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel and such vessel’s fair market value at the date of drawdown. There was no outstanding balance at December 31, 2013. We were in compliance with the financial covenants relating to this facility as of June 30, 2014.

K-Sure Credit Facility

In February 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation (the ‘K-Sure Tranche’) and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank SA (the “Commercial Tranche”). We refer to this credit facility as our K-Sure Credit Facility.

Drawdowns under the K-Sure Credit Facility may occur in connection with the delivery of certain of our newbuilding vessels as specified in the agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) September 30, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive six month repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the K-Sure Tranche. Repayments will commence in July 2015 for the K-Sure Tranche and six months after the delivery of the last vessel to be acquired for the Commercial Tranche. The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel to be acquired and the K-Sure Tranche matures in January 2027 assuming the Commercial Tranche is refinanced through that date.

Borrowings under the K-Sure tranche bear interest at LIBOR plus an applicable margin of 2.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon the owners of the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

In June 2014, we drew down an aggregate $39.6 million from the K-Sure Credit Facility. In connection with this drawdown, STI Lexington and STI Chelsea were provided as collateral under the facility. As of June 30, 2014, the outstanding balance was $39.6 million and we were in compliance with the financial covenants relating to this facility.

KEXIM Credit Facility

In February 2014, we executed a senior secured term loan facility with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea (“KEXIM”) for a total loan facility of $429.6 million. This facility includes commitments from KEXIM of up to $300.6 million (the “KEXIM Tranche”) and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million (the “Commercial Tranche”). We refer to this credit facility as our KEXIM Credit Facility.

Drawdowns under the KEXIM Credit Facility may occur in connection with the delivery of 18 of our newbuilding vessels as specified in the loan agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) March 31, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive semi-annual repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the KEXIM Tranche. Repayments will commence on the next semi-annual date falling after the weighted average delivery date of the vessels specified under the facility for the KEXIM Tranche and on the next semi-annual date falling after the final delivery date of the vessels specified under the facility for the Commercial Tranche.

The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan and the KEXIM Tranche matures on the twelfth anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date.

Borrowings under the KEXIM tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon the owners of the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our KEXIM Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM has also provided an optional guarantee for a five year amortizing note of $125.3 million (the “KEXIM Guaranteed Note”), which was issued by us in July 2014. A description of these notes is provided below.

In June 2014, we drew down an aggregate $37.5 million from this credit facility. In connection with this drawdown, STI Brixton and STI Comandante were provided as collateral under the facility. As of June 30, 2014, the outstanding balance was $37.5 million and we were in compliance with the financial covenants relating to this facility.

Unsecured Senior Notes Due 2020

On May 12, 2014, we issued $50,000,000 aggregate principal amount of 6.75% Senior Notes due May 2020 (the “Senior Notes”) and on June 9, 2014, we issued an additional $3,750,000 aggregate principal amount of Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions. The net proceeds from the issuance of the Senior Notes were approximately $48.2 million after deducting the underwriters’ discounts, commissions and offering expenses.

All terms mentioned are defined in the indenture.

The Senior Notes bear interest at the rate of 6.75% per year, payable quarterly in arrears on the 15th day of February, May, August and November of each year, commencing on August 15, 2014. The Senior Notes are redeemable at our option, in whole or in part, at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The Senior Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes. The Senior Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the New York Stock Exchange under the symbol “SBNA.”

The Senior Notes requires us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If the Company undergoes a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.

The financial covenants include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.

The outstanding balance at June 30, 2014 was $53.8 million, and we were in compliance with the financial covenants relating to the Senior Notes as of that date.

Convertible Senior Notes Due 2019

In June 2014, we completed an offering for $360 million in aggregate principal amount of convertible senior notes due 2019 (the “Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities’ Act of 1933. This amount includes the full exercise of the initial purchasers’ option to purchase an additional $60 million in aggregate principal amount of the Notes in connection with the offering. The net proceeds from the issuance of the Convertible Notes and the exercise of the initial purchasers’ option to purchase additional Convertible Notes were $349.2 million after deducting the initial purchasers’ discounts, commissions and estimated offering expenses of $11.2 million. We used a portion of the net proceeds to repurchase $95.0 million of our common stock or 10,127,600 shares at $9.38 per share in a privately negotiated transaction.

All terms mentioned are defined in the indenture.

The Convertible Notes bear interest at a rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. The Convertible Notes are convertible in certain circumstances and during certain periods at an initial conversion rate of 82.0075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $12.19 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes.

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•	during any calendar quarter commencing after the calendar quarter ending on September 30, 2014 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price (as defined below) per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•	if the Company calls any or all of the notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or

•	upon the occurrence of specified corporate events.

The Company may not redeem the notes prior to July 6, 2017. The Company may redeem for cash all or any portion of the notes, at our option, on or after July 6, 2017 if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 15 trading days (whether or not consecutive) during any 25 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Convertible Notes.

The Convertible Notes requires us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if the Company undergoes a fundamental change, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

We determined the initial carrying value of the liability component of the Convertible notes to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes will be amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) has been recorded to additional paid-in capital.

On August 22, 2014, the conversion rate of the Convertible Senior Notes was adjusted to reflect the Company’s payment of a cash dividend with respect to its common shares. The new conversion rate for the Notes was adjusted to 82.8556 shares of the Company’s common shares per $1,000 principal amount of the Notes, representing an increase of the prior conversion rate of 0.8481 shares for each $1,000 principal amount of the Notes.

KEXIM Guaranteed Notes Due 2019

On July 18, 2014, Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”), completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 (the “KEXIM Notes”) in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the Company’s KEXIM Credit Facility and will reduce KEXIM’s funding obligations and the Company’s borrowing costs under such facility by 1.55% per year. Seven and Seven Ltd. was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.

Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by The Export-Import Bank of Korea (“KEXIM”), a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.

The proceeds from the initial sale of the KEXIM Notes were deposited into a deposit account and were periodically distributed, subject to the satisfaction or waiver of applicable conditions, to the facility agent under the Company’s KEXIM Credit Facility to finance advances to the borrowers thereunder to fund a portion of the purchase price of 18 new vessels, 10 of which are Handymax tankers and eight of which are LR2 tankers. Seven ice class Handymax tankers, STI Comandante, STI Brixton, STI Pimlico, STI Hackney, STI Acton, STI Fulham and STI Camden and four LR2 tankers, STI Elysees, STI Madison, STI Park and STI Orchard, were delivered between May and September 2014. The remaining seven vessels are expected to be delivered to the respective borrowers between November 2014 and December 2014.

The KEXIM Notes are currently listed to the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The Notes are not listed on any other securities exchange, listing authority or quotation system.

Derivative Contracts

Interest rate swaps

In March 2014, as a result of the sales of Noemi and Senatore and corresponding debt repayment, we reduced the notional amount on the three interest rate swaps relating to the 2010 Revolving Credit Facility to $30.0 million from $51.0 million. As a result of the reduction, we made a repayment of $0.3 million to settle the liability outstanding as of the date of settlement and we recognized a realized gain on derivative financial instruments of $0.02 million on the statement of income.

Capital Expenditures

Vessel acquisitions and disposals

In August 2014, we reached an agreement with an unrelated third party to purchase an MR product tanker. The purchase price of the vessel is $37.1 million and we took delivery of this vessel in September 2014.

The following table sets forth vessel deliveries under our Newbuilding Program during 2014:

	Name	Month Delivered	Vessel Type
1	STI Duchessa	January 2014	MR
2	STI Opera	January 2014	MR
3	STI Texas City	March 2014	MR

4	STI Meraux	April 2014	MR
5	STI San Antonio	May 2014	MR
6	STI Chelsea	May 2014	MR
7	STI Lexington	May 2014	MR
8	STI Comandante	May 2014	Handymax
9	STI Brixton	June 2014	Handymax
10	STI Venere	June 2014	MR
11	STI Virtus	June 2014	MR
12	STI Powai	July 2014	MR
13	STI Aqua	July 2014	MR
14	STI Pimlico	July 2014	Handymax
15	STI Elysees	July 2014	LR2
16	STI Dama	July 2014	MR
17	STI Olivia	August 2014	MR
18	STI Mythos	August 2014	MR
19	STI Hackney	August 2014	Handymax
20	STI Acton	September 2014	Handymax
21	STI Benicia	September 2014	MR
22	STI Regina	September 2014	MR
23	STI Park	September 2014	LR2
24	STI Madison	September 2014	LR2
25	STI Fulham	September 2014	Handymax
26	STI Orchard	September 2014	LR2
27	STI St. Charles	September 2014	MR
28	STI Camden	September 2014	Handymax
29	STI Mayfair	October 2014	MR
30	STI Yorkville	October 2014	MR
31	STI Battersea	October 2014	Handymax
32	STI Wembley	October 2014	Handymax

As of the date of this report, we have 27 vessels under construction, 13 are scheduled for delivery remainder of 2014 and 14 in the first and second quarters of 2014. The remaining 27 vessels under construction have an aggregate purchase price of $1,051.5 million. Of this amount, $329.2 million in cash has been paid and $39.5 million in common stock has been issued.

The following table is a timeline of future expected payments and dates for our vessels under construction as of date of this report.

Q3 2014	$451.2	million**
Q4 2014	353.4	***
Q1 2015	273.5
Q2 2015	139.4

Total	$1,217.5	million

*	These are estimates only and are subject to change as construction progresses.

**	All third quarter 2014 installment payments have been paid as of the date of this report.
***	$83.5 million of this amount has been paid as of the date of this report.

Vessel sales

In December 2013, we designated Noemi, Senatore, Venice and STI Spirit as held for sale. As part of this designation, we recorded a $21.2 million write-down to remeasure these vessels at the lower of their carrying amount and fair value less costs to sell.

In January 2014, we agreed to sell Noemi and Senatore for aggregate net proceeds of $42.5 million. The sale of Noemi closed in March 2014 and the sale of Senatore closed in April 2014. As part of these sales, we repaid $22.5 million into our 2010 Revolving Credit Facility in March 2014.

In February 2014, we agreed to sell the 2008 built LR2 product tanker, STI Spirit, for net proceeds of $29.5 million. The sale closed in April 2014 and we repaid all amounts due under the STI Spirit Credit Facility of $21.4 million.

Sale of VLCCs Under Construction

In March 2014, we sold seven Very Large Crude Carriers (“VLCCs”) under construction. As a result of the sale, we received net proceeds of $141.7 million in cash and recorded a gain of $51.4 million. The book value of these assets at the time of sale (primarily consisting of installment payments made to date) was $90.3 million.

As of June 30, 2013, we were still party to the performance guarantees under the related construction contracts with the shipyards. We are working with the buyer and the shipyards to novate the contracts to the buyers. Should the counterparty to this transaction fail to fulfill the obligations set forth under each construction contract, then the shipyards have legal recourse to seek payment from us to fulfill these obligations.

Please see “—Liquidity and Capital Resources—Long Term Debt Obligations and Credit Arrangements” for a discussion on the impact of these sales on the related credit facilities.

Drydock

During the six months ended June 30, 2014, Venice was drydocked for a total cost of $1.3 million and off-hire for 26 days.

As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.

Dividends

On February 21, 2014, our board of directors declared a quarterly cash dividend of $0.08 per share, which was paid on March 26, 2014 to all shareholders of record as of March 11, 2014.

On April 28, 2014, our board of directors declared a quarterly cash dividend of $0.09 per share, which was paid on June 12, 2014 to all shareholders as of May 27, 2014.

On July 28, 2014, our board of directors declared a quarterly cash dividend of $0.10 per share, which was paid on September 10, 2014 to all shareholders as of August 22, 2014.

Stock Buy-Back Program

In April 2014, we resumed our stock buyback program. On April 28, 2014, our Board of Directors authorized a stock buyback program of $100.0 million of our common stock. On June 27, 2014, our Board of Directors approved a new stock buyback program with authorization to purchase up to $150 million of shares. This program replaces the Company’s stock buyback program that was previously announced in April 2014.

On July 28, 2014, our Board of Directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of the Company’s common stock. This program replaced the Company’s stock buyback program that was previously announced in June 2014, which was terminated effective immediately. We expect to repurchase these shares in the open market, at times and prices that we consider to be appropriate, but we are not obligated under the terms of the program to repurchase any shares.

During 2014 (through the date of this report), we acquired 36,729,136 common shares that are being held as treasury shares, which includes (i) 19,101,536 common shares that were purchased in the open market at an average price of $9.06 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian and (iii) 10,127,600 common shares that were acquired in conjunction with the Company’s offering of $360 million of Convertible Senior Notes.

Contractual Obligations

The following table sets forth our total contractual obligations at June 30, 2014:

In thousands of U.S. dollars	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Bank loan(1)	72,014	151,016	96,921	157,605
Bank loan - estimated interest payments(2)	15,270	35,571	27,902	1,763
Interest rate swap derivative contracts(3)	435	—	—	—
Bank loan - commitment fees(4)	12,423	1,329	—	—
Time charter-in commitments(5)	85,532	4,817	—	—
Technical management fees(6)	6,750	6,750	—	—
Commercial management fees(7)	3,093	3,093	—	—
Newbuilding installments (8)	1,180,784	—	—	—
Convertible senior notes (9)	—	—	—	360,000
Convertible senior notes - estimated interest payments (10)	8,550	17,100	17,076	—
Senior unsecured notes (11)	—	—	—	53,750
Senior unsecured notes - estimated interest payments (12)	3,628	7,256	7,256	3,144

Total	1,388,479	226,932	149,155	576,262

(1)	Represents principal payments due on our 2010 Revolving Credit Facility, 2011 Credit Facility, Newbuilding Credit Facility, 2013 Credit Facility, KEXIM Credit Facility and K-Sure Credit Facility based on our outstanding borrowings as of June 30, 2014.

(2)	Represents estimated interest payments on our credit facilities. These payments were estimated by taking into consideration (i) the margin on each credit facility, (ii) the amount of interest that is fixed based on our interest rate swap agreements and (iii) the forward curve calculated from the term structure of interest swap rates as published by the US Federal Reserve as of June 30, 2014.

The forward curve was calculated as follows as of June 30, 2014:

Year 1	0.29%
Year 2	0.87%
Year 3	1.85%
Year 4	2.57%
Year 5	2.95%
Year 7	3.63%

The margins on each credit facility that have amounts outstanding at June 30, 2014 are as follows:

Facility	Margin
2010 Credit Facility	3.25%
2011 Credit Facility	3.25%
STI Spirit Credit Facility	2.75%
Newbuilding Credit Facility	2.70%
2013 Credit Facility	3.50%
KEXIM	3.25%
K-Sure Commercial Tranche	3.25	%(A)
K-Sure Tranche	2.25%

(A)	Interest was then estimated using the above mentioned rates multiplied by the amounts outstanding under our various credit facilities using the balance as of June 30, 2014 and taking into consideration the scheduled amortization of such facilities going forward until maturity.

(3)	Represents estimated payments due under our interest rate swaps:

•	The three swaps relating to the 2010 Credit Facility with a total notional amount of $30.0 million carrying an average fixed interest rate of 1.27% during the time period the swap is outstanding (July 1, 2014 through June 2, 2015). The payments due were estimated by offsetting the fixed payments against the estimated interest received using the forward swap curve at June 30, 2014 for each of the swaps.

•	The three swaps relating to the 2011 Credit Facility with a total notional amount of $15.0 million carry an average fixed interest rate of 1.30% during the time period the swap is outstanding (July 1, 2014 through June 30, 2015). The payments due were estimated by offsetting the fixed payments against the estimated interest received using the forward swap curve at June 30, 2014 for each of the swaps.

(4)	As of June 30, 2014, a commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of our 2013 Credit Facility, KEXIM Credit Facility and K-Sure Credit Facility. The 2010 Revolving Credit Facility and the Newbuilding Credit Facility were fully drawn as of June 30, 2014. Additionally, the availability under the 2011 Credit Facility expired on January 2014 and we repaid the full outstanding amount of $21.4 million under the STI Spirit Credit Facility when we sold STI Spirit in April 2014.

(5)	Represents amounts due under our time charter-in agreements as of June 30, 2014.

(6)	We pay our technical manager, SSM, $685 per day per vessel, which are the same fees that SSM charges to third parties.
(7)	We pay our commercial manager, SCM, $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels, $325 per vessel per day for MR and Handymax vessels plus 1.50% of gross revenue for vessels that are in one of the Scorpio Group Pools. When the vessels are not in the pools, SCM charges fees of $250 per vessel per day for the LR1 and LR2 vessels, $300 per vessel per day for the Handymax and MR vessels plus 1.25% of gross revenue.
(8)	Represents obligations under our agreements with HMD, SPP, HSHI and DSME for the construction of 47 newbuilding vessels under our Newbuilding Program as of June 30, 2014.
(9)	Represents the principal due at maturity on our convertible senior notes as of June 30, 2014.
(10)	Represents estimated interest payments on our Convertible Senior Notes. The Convertible Senior Notes bear interest at a coupon rate of 2.375% per annum and mature in July 2019.
(11)	Represents the principal due at maturity on our Senior Unsecured Notes as of June 30, 2014.
(12)	Represents estimated interest payment on our Senior Unsecured Notes. The Senior Unsecured Notes bear interest at a coupon rate of 6.75% and mature in May 2020.

OFF-BALANCE-SHEET ARRANGEMENTS

As of June 30, 2014, we were committed to make charter-hire payments to third parties for certain chartered-in vessels. These arrangements are accounted for as operating leases. Additionally, we are committed to make payments on our newbuilding vessel orders and remain party to the performance guarantees relating to the seven VLCCs that were sold in March 2014.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes. Currently, we have six interest rate swaps which became effective on July 2, 2012 for an aggregate notional amount of $45.0 million. The fair market value of our interest rate swaps was a liability of $0.4 million at June 30, 2014.

	As of June 30, 2014
In thousands of U.S. dollars	2014	2015	Total	Fair Value
2010 Credit Facility (1)
Pay fixed/ receive variable	—	$30,000	$30,000	($280)
Average pay rate	1.27%	1.27%

2011 Credit Facility (2)
Pay fixed/ receive variable	—	$15,000	$15,000	($155)
Average pay rate	1.30%	1.30%

(1)

In March 2014, as a result of the sales of Noemi and Senatore and corresponding debt repayment, we reduced the notional amount on three interest rate swaps relating to the 2010 Revolving Credit Facility to $30.0 million from $51.0 million. The notional amounts of the swaps relating to the 2010 Credit Facility have an average fixed rate of 1.27% starting on July 2, 2012 and expiring on June 2, 2015.

(2)	The notional amount of the swaps relating to the 2011 Credit Facility is $15.0 million with an average fixed rate of 1.30%, starting on July 2, 2012 and expiring on June 30, 2015.

Based on the floating rate debt at June 30, 2014, a one-percentage point increase in the floating interest rate would decrease interest expense by $4.4 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of June 30, 2014
In thousands of U.S. dollars	2014	2015 - 2016	2017 - 2018	Thereafter
Principal payments floating rate debt (unhedged)	$13,275	$69,735	$139,114	$219,971
Principal payments fixed rate debt (1)	3,375	32,086	—	413,750

Total principal payments on outstanding debt	$16,650	$101,821	$139,114	$633,721

(1)	Includes principal payments due on the swapped portion of our 2010 Revolving Credit Facility and 2011 Credit Facility in addition to principal payments due on our Senior Unsecured Notes and Convertible Senior Notes at their respective maturity dates.

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently have four vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $8.8 million and $5.9 million for the six months ended June 30, 2014 and 2013, respectively.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

CRITICAL JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition

We currently generate revenue from vessels operating in pools, in the spot market and on time charter. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

Vessel impairment

We evaluate the carrying amounts of our vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing the fair value less costs to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date.

An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. We only include in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

June 30, 2014 and December 31, 2013

		As of
In thousands of U.S. dollars	Notes	June 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents		$357,307	$78,845
Accounts receivable		76,104	72,542
Prepaid expenses and other current assets		4,552	2,277
Inventories		3,103	2,857
Vessels held for sale	2	11,980	82,649

Total current assets		453,046	239,170

Non-current assets
Vessels and drydock	2	903,596	530,270
Vessels under construction	3	610,655	649,526
Other assets		39,865	17,907
Investment in associate	4	154,251	209,803

Total non-current assets		1,708,367	1,407,506

Total assets		$2,161,413	$1,646,676

Current liabilities
Current portion of long-term debt	11	65,001	10,453
Debt related to vessel held for sale	11	6,182	21,397
Accounts payable		12,741	20,696
Accrued expenses		8,513	7,251
Derivative financial instruments		435	689

Total current liabilities		92,872	60,486

Non-current liabilities
Long term debt	11	736,268	135,279
Derivative financial instruments	12	—	188

Total non-current liabilities		736,268	135,467

Total liabilities		829,140	195,953

Shareholders’ equity
Issued, authorized and fully paid in share capital:
Share capital	10	2,023	1,999
Additional paid in capital	10	1,572,281	1,536,945
Treasury shares		(214,569)	(7,938)
Hedging reserve	12	(155)	(212)
Accumulated deficit		(27,307)	(80,071)

Total shareholders’ equity		1,332,273	1,450,723

Total liabilities and shareholders’ equity		$2,161,413	$1,646,676

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Income

For the six months ended June 30, 2014 and 2013

		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	Notes	2014	2013
Revenue
Vessel revenue	6	$134,179	$96,457

Operating expenses
Vessel operating costs		(26,750)	(16,498)
Voyage expenses		(4,525)	(2,533)
Charterhire	8	(76,393)	(47,469)
Depreciation		(13,322)	(10,288)
General and administrative expenses		(22,615)	(8,049)
Gain on sale of VLCCs	3	51,419	—
Gain on sale of Dorian shares		10,924	—

Total operating expenses		(81,262)	(84,837)

Operating income		52,917	11,620

Other (expense) and income, net
Financial expenses		(871)	(1,875)
Realized gain on derivative financial instruments	12	17	23
Unrealized gain on derivative financial instruments	12	112	365
Financial income		69	550
Share of income from associate	4	573	—
Other expenses, net		(53)	(107)

Total other expenses, net		(153)	(1,044)

Net income		$52,764	$10,576

Earnings per share
Basic	10	$0.28	$0.09
Diluted	10	$0.28	$0.09
Basic weighted average shares outstanding	10	187,563,892	114,037,469
Diluted weighted average shares outstanding	10	190,849,841	114,760,269

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the six months ended June 30, 2014 and 2013

		For the six months ended June 30,
In thousands of U.S. dollars	Notes	2014	2013
Net income		$52,764	$10,576
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Cash flow hedges
Unrealized gain on derivative financial instruments	12	57	79

Other comprehensive income		57	79

Total comprehensive income		$52,821	$10,656

Attributable to:
Equity holders of the parent		$52,821	$10,656

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended June 30, 2014 and 2013

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Hedging reserve	Total
Balance as of January 1, 2013	63,827,846	$650	$519,493	($7,938)	($97,086)	($329)	$414,790
Net income for the period	—	—	—	—	10,576	—	10,576
Other comprehensive income	—	—	—	—	—	79	79
Net proceeds from follow on offerings	95,828,578	958	737,052	—	—	—	738,010
Issuance of restricted stock	5,000,000	50	(50)	—	—	—	—
Amortization of restricted stock	—	—	2,882	—	—	—	2,882
Dividends paid	—	—	(4,116)	—	—	—	(4,116)

Balance as of June 30, 2013	164,656,424	$1,658	$1,255,261	($7,938)	($86,510)	($250)	$1,162,221

Balance as of January 1, 2014	198,791,502	$1,999	$1,536,945	($7,938)	($80,071)	($212)	$1,450,723
Net income for the period	—	—	—	—	52,764	—	52,764
Other comprehensive income	—	—	—	—	—	57	57
Issuance of restricted stock	2,369,045	24	(24)	—	—	—	—
Amortization of restricted stock	—	—	14,436	—	—	—	14,436
Dividends paid	—	—	(33,860)	—	—	—	(33,860)
Purchase of treasury shares	(22,626,385)	—	—	(206,631)	—	—	(206,631)
Equity component of the Senior Convertible Notes, net of issuance costs (see Note 11)	—	—	59,434	—	—	—	59,434
Shares issued for acquisition of vessels (1)	—	—	(4,650)	—	—	—	(4,650)

Balance as of June 30, 2014	178,534,162	$2,023	$1,572,281	($214,569)	($27,307)	($155)	$1,332,273

(1)	In 2013, the Company purchased four MRs under construction and issued 3.6 million common shares as partial consideration of the purchase price. This amount represents a one-time post-closing adjustment to this share based payment transaction as a result of subsequent changes in the Company’s share price (see Note 3).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Cash Flow Statements

For the six months ended June 30, 2014 and 2013

		For the six months ended June 30,
In thousands of U.S. dollars	Notes	2014	2013
Operating activities
Net income		$52,764	$10,576
Gain on sale of VLCCs	2	(51,419)	—
Gain on sale of Dorian shares	4	(10,924)	—
Depreciation		13,322	10,288
Amortization of restricted stock	9	14,436	2,882
Amortization of deferred financing fees		468	536
Straight-line adjustment for charterhire expense		3	(118)
Share of income from associate	4	(573)	—
Unrealized gain on derivative financial instruments	12	(112)	(365)
Amortization of acquired time charter contracts		114	—
Accretion of convertible senior notes		29	—

		18,108	23,799

Changes in assets and liabilities:
Drydock payments		(953)	(1,381)
Increase in inventories		(246)	(356)
Increase in accounts receivable		(3,563)	(26,410)
Increase in prepaid expenses and other current assets		(1,230)	(3,146)
Increase in other assets		—	(394)
Increase in accounts payable		5,036	1,684
Increase / (decrease) in accrued expenses		1,736	(833)
Interest rate swap termination payment		(274)	—

		506	(30,836)

Net cash inflow / (outflow) from operating activities		18,614	(7,037)

Investing activities
Acquisition of vessels and payments for vessels under construction		(455,010)	(323,548)
Proceeds from disposal of vessels		213,670	—

Net cash outflow from investing activities		(241,340)	(323,548)

Financing activities
Debt repayments		(56,056)	(21,452)
Issuance of debt		417,782	52,050
Debt issuance costs		(36,252)	(439)
Proceeds from issuance of convertible senior notes		360,000	—
Convertible senior notes issuance costs		(10,803)	—
Gross proceeds from issuance of common stock		—	765,037
Equity issuance costs		(42)	(26,811)
Dividends paid		(33,860)	(4,116)
Repurchase of common stock		(139,581)	—

Net cash inflow from financing activities		501,188	764,269

Increase in cash and cash equivalents		278,462	433,684
Cash and cash equivalents at January 1,		78,845	87,165

Cash and cash equivalents at June 30,		$357,307	$520,849

Supplemental information:
Interest paid		$5,719	$3,067

In May 2014, we acquired 7,500,000 of our common shares from an existing shareholder in exchange for the sale to said shareholder of 3,422,665 common shares in Dorian in a privately negotiated transaction. As a result, we recognized a gain of approximately $10.9 million. This item represents a significant non-cash transaction incurred during the six months ended June 30, 2014.

As of June 30, 2013, we accrued $3.7 million for an installment payment on a newbuilding vessel. This payment was made in July 2013. This item represents a significant non-cash transaction incurred during the six months ended June 30, 2013.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Notes to the unaudited condensed consolidated financial statements

1.	General information and significant accounting policies

Company

Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering and the stock currently trades on the New York Stock Exchange under the symbol STNG.

Our owned fleet at June 30, 2014 consisted of 27 tankers (three Handymax tankers, 21 MR tankers, two LR1 tankers and one post-panamax tanker), 26 time chartered-in tankers (eight Handymax tankers, four MR tankers, six LR1 tankers and eight LR2 tankers), and 47 newbuilding product tankers. We also owned 16.4% of Dorian LPG Ltd (“Dorian”), a liquefied petroleum gas shipping company, at June 30, 2014. At June 30, 2014, Dorian’s fleet consisted of three Very Large Gas Carriers (‘VLGCs’) and one pressurized gas carrier and had 19 VLGCs under construction.

Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which is majority owned by the Lolli-Ghetti family of which, Emanuele Lauro, our Chairman and Chief Executive Officer is a member. SCM’s services include securing employment, in pools, in the spot market and on time charters.

Most of our vessels are technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

We also have an administrative services agreement with Scorpio Services Holding Ltd. (“SSH”), which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to SCM. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of accounting

The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.

The unaudited condensed consolidated financial statements for the six months ended June 30, 2014 and June 30, 2013 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Statements, as issued by the International Accounting Standards Board using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2013. This unaudited condensed consolidated interim financial report does not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards.

Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2014

Standards and interpretations adopted during the period

•	IFRIC 21 - Levies

•	Amendment to IAS 32 - Financial instruments: Presentation – Offsetting financial assets and liabilities

•	Amendments to IAS 36 – Impairment of Assets: On recoverable amount disclosures

•	Amendments to IAS 39 – Financial Instruments: Recognition and measurement, on novation of derivative

The adoption of these standards did not have a material impact on these unaudited condensed consolidated financial statements.

Standard and Interpretation issued not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following Standards which have not been applied in these unaudited condensed consolidated financial statements were issued but not yet effective:

•	Amendment to IAS 16 & IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization

•	Amendment to IAS 19 – Employee benefits: Employee contributions

•	Amendment to IFRS 11 – Joint arrangements

•	Annual improvement 2010-2012

•	Annual improvement 2011-2013

•	IFRS 9 – Financial Instruments

•	IFRS 14 - Regulatory deferral accounts

•	IFRS 15 – Revenue from contracts with customers

We do not expect that the adoption of these standards in future periods will have a material impact on our financial statements.

New accounting policies

Convertible debt instruments

In June 2014, we completed an offering for $360 million in aggregate principal amount of convertible senior notes due 2019 (the “Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities’ Act of 1933 (as further described in Note 11). This amount includes the full exercise of the initial purchaser’s option to purchase an additional $60 million in aggregate principal amount of the Convertible Notes in connection with the offering.

Under International Accounting Standard 32 (‘IAS 32’), we must separately account for the liability and equity components of convertible debt instruments (such as the Convertible Notes) in a manner that reflects the issuer’s economic interest cost. Under this methodology, the instrument is split between its liability and equity components upon initial recognition. The fair value of the liability is measured first, by estimating the fair value of a similar liability that does not have any associated equity conversion option. This becomes the liability’s carrying amount at initial recognition, which is recorded as part of Debt on the unaudited condensed consolidated balance sheet. The equity component (the conversion feature) is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole and is recorded as part of additional paid-in capital within stockholders’ equity on our unaudited condensed consolidated balance sheet. Issuance costs are allocated proportionately between the liability and equity components.

The value of the equity component is treated as an original issue discount for purposes of accounting for the liability component of the notes. Accordingly, we are required to record non-cash interest expense as a result of the amortization of the discounted carrying value of the Convertible Notes to their face amount over the term of the Convertible Notes. IAS 32 therefore requires interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest.

Earnings Per Share

We apply the if-converted method when determining diluted earnings per share. This requires the assumption that all potential ordinary shares have been converted into ordinary shares at the beginning of the period or, if not in existence at the beginning of the period, the date of the issue of the financial instrument or the granting of the rights by which they are granted. Under this method, once potential ordinary shares are converted into ordinary shares during the period, the dividends, interest and other expense associated with those potential ordinary shares will no longer be incurred. The effect of conversion, therefore, is to increase profit (or reduce losses) attributable to ordinary equity holders as well as the number of shares in issue.

Diluted earnings per share incorporates the potential dilutive impact of our Convertible Notes which were issued in June 2014 (as further described in Note 11). Conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be anti-dilutive.

2.	Vessels and drydock

Vessel held for sale

In December 2013, we designated Noemi, Senatore, Venice and STI Spirit as held for sale. As part of this designation, we recorded a $21.2 million write-down to remeasure these vessels at the lower of their carrying amount and fair value less costs to sell. Their revised carrying amount of $82.6 million was then reclassified from ‘Vessels’ to ‘Vessels Held for Sale’ on the consolidated balance sheet as of December 31, 2013.

In January 2014, we agreed to sell Noemi and Senatore for aggregate net proceeds of $42.5 million. The sale of Noemi closed in March 2014 and the sale of Senatore closed in April 2014. These sales resulted in a $42.5 million reduction in Vessels Held for Sale. As part of these sales, we repaid $22.5 million into our 2010 Revolving Credit Facility in March 2014. This repayment and the resultant impact on this credit facility are discussed further in Note 11.

In April 2014, we closed on the sale of the 2008 built LR2 product tanker, STI Spirit, for net proceeds of $29.5 million which resulted in the commensurate reduction in Vessels Held for Sale. As part of this sale, we repaid $21.4 million into our STI Spirit Credit Facility in April 2014. The repayment and the resultant impact on this credit facility are discussed further in Note 11.

In April 2014, Venice incurred $1.3 million of drydock costs that have been capitalized as part of the carrying amount of that vessel as of June 30, 2014.

The following is a rollforward of the activity within Vessels and drydock:

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2014	$566,583	$12,102	$578,685
Additions (1)	378,498	8,150	$386,648

As of June 30, 2014	945,081	20,252	965,333

Accumulated depreciation and impairment
As of January 1, 2014	(45,021)	(3,394)	(48,415)
Charge for the period	(11,732)	(1,590)	(13,322)

As of June 30, 2014	(56,753)	(4,984)	(61,737)

Net book value
As of June 30, 2014	$888,328	$15,268	$903,596

Net book value
As of December 31, 2013	$521,562	$8,708	$530,270

(1)	Additions in 2014 primarily relate to the deliveries of 11 newbuilding vessels and corresponding calculations of notional drydock on these vessels.

Newbuilding vessel deliveries

The following table sets forth vessel deliveries under our Newbuilding Program during the six months ended June 30, 2014:

		Month	Vessel
	Name	Delivered	Type
1	STI Duchessa	January 2014	MR
2	STI Opera	January 2014	MR
3	STI Texas City (1)	March 2014	MR
4	STI Meraux(2)	April 2014	MR
5	STI San Antonio (2)	May 2014	MR
6	STI Chelsea	May 2014	MR
7	STI Lexington	May 2014	MR
8	STI Comandante	May 2014	Handymax
9	STI Brixton	June 2014	Handymax
10	STI Venere	June 2014	MR
11	STI Virtus	June 2014	MR

(1)	After delivery, this vessel began a time charter for two years, which also includes a profit sharing mechanism whereby earnings in excess of the base time charter rate will be split between the Company and charterer.
(2)	After delivery, this vessel began a time charter for one year, which also includes a profit sharing mechanism whereby earnings in excess of the base time charter rate will be split between the Company and charterer.

As a result of these deliveries, we reclassified $384.2 million from Vessels under construction to Vessels during the six months ended June 30, 2014.

Carrying values of vessels and vessels under construction

At each balance sheet date, we review the carrying amounts of vessels and related drydock costs, vessels under construction (discussed in Note 3) and vessels held for sale to determine if there is any indication that those assets have suffered an impairment loss. If such indication exists, the recoverable amount of these assets is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans.

At June 30, 2014, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than the fair values less costs to sell, we prepared a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest forecast, published time charter rates for the next three years, a steady growth rate in freight rates in each period thereafter which is based on management’s long term view of the market, and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value using an estimated weighted average cost of capital of 8.45%. The results of these tests were as follows:

At June 30, 2014, we had 27 vessels in our fleet and 47 vessels under construction:

•	One vessel was held for sale and carried at its fair value less costs to sell

•	Nine vessels had fair values less costs to sell in excess of their carrying amount.

•	17 vessels had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.

•	Seven vessels under construction had fair values less costs to sell exceeding their carrying amount.

•	One vessel under construction had a fair value less costs to sell less than its carrying amount. We prepared a value in use calculation for this vessel which resulted in no impairment being recognized.

•	We did not obtain independent broker valuations for the remaining 39 vessels under construction. To assess their carrying values, we prepared value in use calculations which resulted in no impairment indicators.

3.	Vessels under construction

A roll-forward of activity within Vessels under construction is as follows:

In thousands of U.S. dollars
Balance as of January 1, 2014	$649,526
Installment payments and other capitalized expenses	428,632
Sale of VLCCs (1)	(90,286)
Capitalized interest	6,953
Transferred to operating vessels and drydock	(384,170)

Balance as of June 30, 2014	$610,655

(1)	Represents installment payments on the seven VLCC newbuilding contracts that were sold in March 2014.

Sale of VLCCs under Construction

In March 2014, we sold seven Very Large Crude Carriers (“VLCCs”) under construction. As a result of the sale, we received net proceeds of $141.7 million in cash, and we recorded a gain of $51.4 million. The book value of these assets at the time of sale (primarily consisting of installment payments made to date) was $90.3 million.

As of June 30, 2014, we were still party to the performance guarantees under the related construction contracts with the shipyards. We are working with the buyer and the shipyards to novate the contracts to the buyers. Should the counterparty to this transaction fail to fulfill the obligations set forth under each construction contract, then the shipyards have legal recourse to seek payment from us to fulfill these obligations.

Capitalized interest

In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that vessels are under construction. For the six months ended June 30, 2014 and 2013, we capitalized interest expense for vessels under construction of $7.0 million and $2.6 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 3.8%. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

Newbuilding Program

As of June 30, 2014, we had a total of 47 newbuilding product tanker orders with Hyundai Mipo Dockyard Co. Ltd. of South Korea, (“HMD”), SPP Shipbuilding Co., Ltd. of South Korea, (“SPP”) , Hyundai Samho Heavy Industries Co., Ltd., (“HSHI”), and Daewoo Shipbuilding and Marine Engineering Co., Ltd., (“DSME”), which included 23 MRs, 12 Handymax ice class-1A vessels and 12 LR2s for an aggregate purchase price of $1,720.1 million. Of this amount, $539.3 million in cash has been paid and $49.7 million in common stock has been issued, as of that date.

The following table is a timeline of future expected payments and dates for our vessels under construction as of June 30, 2014*:

Q3 2014	$413.8	million**
Q4 2014	357.5	***
Q1 2015	266.6
Q2 2015	142.9

Total	$1,180.8	million

*	These are estimates only and are subject to change as construction progresses.
**	All third quarter 2014 installment payments have been paid as of the date of this report.
***	$83.5 million of this amount has been paid as of the date of this report.

2013 purchase of four MRs in exchange for common shares

In November 2013, we issued 3,611,809 shares at an issuance price of $11.83 per share in exchange for the transfer of ownership to the Company of four MR product tankers under construction. The agreement stipulated that if the Company’s share price was not maintained at or above the issuance price for 20 days in the 180 day period following the closing date, then the Company will issue additional shares or pay cash to increase the value of the consideration to the value received at the closing date. In May 2014, we paid additional cash consideration of $4.7 million to the counterparties of this transaction as a result of this agreement. This one-time adjustment was recorded against additional paid-in capital.

4.	Investment in Associate

Investment in Dorian LPG Ltd.

As of June 30, 2014, we owned 9,392,083, shares or approximately 16.4% of the outstanding shares of Dorian. Dorian’s shares are traded on the New York Stock Exchange (“NYSE”) under the symbol LPG and closed at $22.99 per share on June 30, 2014.

In February 2014, Dorian completed a follow on offering of common shares which resulted in the dilution of our ownership percentage to 26.5% from 30.0%.

In April 2014, Dorian effected a one for five reverse stock split of its common shares, reducing our total number of shares held in Dorian. Concurrently with this reverse stock split, Dorian issued 1,412,698 shares in a private placement to an investor that is unrelated to us. Accordingly, our ownership percentage in Dorian reduced to 25.7% from 26.5% after giving effect to this private placement.

In May 2014, we acquired 7,500,000 of our common shares from an existing shareholder in exchange for the sale to said shareholder of 3,422,665 common shares in Dorian in a privately negotiated transaction. As a result, we recognized a gain of approximately $10.9 million. Accordingly, our ownership percentage in Dorian reduced to 16.4% from 25.7% after giving effect to this transaction.

Given our ownership percentage relative to other shareholders, we have determined that despite the decrease in our ownership, we continue to maintain significant influence over Dorian’s financial and operating policy decisions.

Our share of current period results

The following table depicts summarized unaudited financial information of Dorian for the six months ended June 30, 2014. Dorian prepares its financial statements in accordance with Generally Accepted Accounting Principles in the United States (“US GAAP”). As such adjustments were made to convert our share of Dorian’s results from US GAAP to IFRS.

Summary income statement information:

In thousands of US dollars	Dorian LPG Ltd. for the six months ended June 30, 2014 (1)	Impact of revaluation and conversion to IFRS (2)	Adjusted Dorian LPG Ltd. for the six months ended June 30, 2014
Revenue	$25,857	—	$25,857
Operating income	6,587	(321)	6,266
Net loss	2,754	(321)	2,433

Our share of net income	$656	($83)	$573	(3)

Summary balance sheet information:

	Dorian LPG Ltd. as of
In thousands of US dollars	June 30, 2014 (1)	December 31, 2013 (1)
Current assets	$415,630	$337,026
Non-current assets	583,046	413,054

Total assets	998,676	750,080

Current liabilities	16,736	22,166
Non-current liabilities	131,924	131,911

Total liabilities	148,660	154,077

Net assets	$850,016	$596,003

(1)	Prepared in accordance with US GAAP.
(2)	This represents the (i) excess depreciation calculated as a result of our stepped up basis upon acquisition and (ii) our conversion of depreciation expense from US GAAP to IFRS.
(3)	Calculated as 25.56% of Dorian’s adjusted net loss for the six months ended June 30, 2014. This ratio was determined by calculating our weighted average ownership percentage during the period.

The following table represents a rollforward of the carrying value of our investment for the six months ended June 30, 2014:

In thousands of US dollars	Rollforward of carrying value
Carrying value at December 31, 2013	$209,803
Disposal of shares (1)	(56,125)
Our share of net income for the six months ended June 30, 2014	573

Carrying value at June 30, 2014	$154,251

(1)	Represents the net book value of the 3,422,665 common shares the Company owned in Dorian that were exchanged for 7,500,000 of our common shares.

5.	Related party transactions

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the unaudited condensed consolidated statement of income and balance sheet are as follows:

	For the six months ended June 30,
In thousands of US dollars	2014	2013
Pool revenue(1)
Scorpio MR Pool Limited	$42,990	$40,894
Scorpio Handymax Tanker Pool Limited	24,788	18,375
Scorpio LR2 Pool Limited	25,390	10,187
Scorpio Panamax Tanker Pool Limited	22,093	17,582
Vessel operating costs(2)	(2,629)	(1,435)
Commissions(3)	(232)	(114)
Administrative expenses(4)	(1,539)	(906)

(1)	These transactions relate to revenue earned in the Scorpio LR2, Scorpio Panamax, Scorpio MR, and Scorpio Handymax Tanker Pools (the Pools), which are owned by Scorpio LR2 Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio MR Pool Limited, and Scorpio Handymax Tanker Pool Limited, respectively. The Pools are related party affiliates.
(2)	These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in vessel operating costs in the unaudited condensed consolidated statement of income. We believe our technical management fees for the six months ended June 30, 2014 and 2013 were at arms-length rates as they were based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. In June 2013, this fee was increased to $685 per vessel per day from $548 per vessel per day for technical management.
(3)	These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each vessel pays a commission of 1.25% of their gross revenue when not in the Pools. When our vessels are in the Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels, and they are included in voyage expenses in the unaudited condensed consolidated statement of income.
(4)	We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group.

Additionally, our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and LR2 vessels and $300 per day for Handymax and MR vessels.

•	The expense for the six months ended June 30, 2014 of $1.5 million included the flat fee of $0.4 million charged by SCM and administrative fees of $1.1 million charged by SSH and were included in voyage expenses and general and administrative expenses in the unaudited condensed consolidated statement of income.

•	The expense for the six months ended June 30, 2013 of $0.9 million included the flat fee of $0.2 million charged by SCM and administrative fees of $0.7 million charged by SSH and were included in voyage expenses and general and administrative expenses in the unaudited condensed consolidated statement of income.

Additionally, we issued 213,000 shares of restricted stock to SSH employees for no cash consideration in May 2014. During the six months ended June 30, 2014, we recognized $59,435 of expense relating to this issuance, which was included in general and administrative expenses in the unaudited condensed consolidated statement of income. See Note 9 for further description of this issuance and its vesting conditions.

(5)	The Administrative Services Agreement with SSH includes a fee for arranging vessel purchases and sales on our behalf equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal. During the six months ended June 30, 2014, we paid SSH an aggregate fee of $15.7 million, which consisted of $1.7 million related to the purchase and delivery of five newbuilding vessels in 2014 and $14.0 million relating to the purchase and sale of our seven VLCCs. Additionally, $2.0 million was accrued at June 30, 2014 (and paid in July 2014) related to the purchase and delivery of six newbuilding vessels in 2014. During the six months ended June 30, 2013, we paid SSH an aggregate fee of $1.1 million related to the deliveries of three newbuilding vessels.

We had the following balances with related parties, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of US dollars	June 30, 2014	December 31, 2013
Assets:
Accounts receivable (due from the Pools)	$69,055	$68,512
Accounts receivable (SCM)	12	8

Liabilities:
Accounts payable (owed to the Pools)	231	95
Accounts payable (SSM)	26	1
Accounts payable (SCM)	16	—
Accounts payable (SSH)	9	—

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. $0.02 million and $0.1 million were charged under this agreement during the six months ended June 30, 2014 and 2013, respectively.

Key management remuneration

The table below shows key management remuneration for the six months ended June 30, 2014 and 2013:

	For the six months ended June 30,
In thousands of U.S. dollars	2014	2013
Short-term employee benefits (salaries)	$3,540	$1,686
Share-based compensation (1)	11,250	2,389

Total	$14,790	$4,075

(1)	Represents the amortization of restricted stock issued under our equity incentive plans as described in note 9.

There are no post-employment benefits.

6.	Vessel revenue

During the six months ended June 30, 2014, we had three vessels that earned revenue through time-charter contracts. The remaining vessels earned revenue from the Scorpio Group pools or in the spot market. During the six months ended June 30, 2013, we had six vessels that earned revenue in the spot market and the remaining vessels generated revenue from the Scorpio Group pools.

Revenue Sources

	For the six months ended June 30,
In thousands of U.S. dollars	2014	2013
Pool revenue	$115,261	$87,038
Voyage revenue	15,611	9,419
Time charter revenue	3,007	—
Other revenue	300	—

	$134,179	$96,457

Seasonality

The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result revenue generated by our vessels have historically been weaker during April – September and stronger during October – March.

7.	Segment reporting

Information about our reportable segments for the six months ended June 30, 2014 and 2013 is as a follows:

For the six months ended June 30, 2014

In thousands of U.S. dollars	Panamax/LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$31,861	$25,356	$25,390	$51,272	$133,879	$300	$134,179
Vessel operating costs	(6,216)	(1,817)	(876)	(17,841)	(26,750)	—	(26,750)
Voyage expenses	(4,003)	(24)	(106)	(392)	(4,525)	—	(4,525)
Charterhire	(13,896)	(20,461)	(24,993)	(17,043)	(76,393)	—	(76,393)
Depreciation	(1,693)	(750)	—	(10,879)	(13,322)	—	(13,322)
General and administrative expenses	(273)	(72)	(61)	(818)	(1,224)	(21,391)	(22,615)
Gain on sale of VLCCs	—	—	—	—	—	51,419	51,419
Gain on sale of Dorian shares	—	—	—	—	—	10,924	10,924
Financial expenses	—	—	(509)	—	(509)	(362)	(871)
Realized gain on derivative financial instruments	—	—	—	—	—	17	17
Unrealized gain on derivative financial instruments	—	—	—	—	—	112	112
Financial income	—	—	—	—	—	69	69
Share of income from associate	—	—	—	—	—	573	573
Other expenses, net	—	—	—	(20)	(20)	(33)	(53)

Segment profit or loss	$5,780	$2,232	($1,155)	$4,279	$11,136	$41,628	$52,764

For the six months ended June 30, 2013

In thousands of U.S. dollars	Panamax/LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$20,694	$18,377	$10,188	$47,198	$96,457	$—	$96,457
Vessel operating costs	(6,629)	(1,229)	(1,354)	(7,286)	(16,498)	—	(16,498)
Voyage expenses	(1,802)	(11)	—	(720)	(2,533)	—	(2,533)
Charterhire	(6,118)	(13,346)	(8,258)	(19,747)	(47,469)	—	(47,469)
Depreciation	(3,763)	(642)	(871)	(5,012)	(10,288)	—	(10,288)
General and administrative expenses	(269)	(62)	(77)	(401)	(809)	(7,240)	(8,049)
Financial expenses	—	—	(430)	—	(430)	(1,445)	(1,875)
Realized gain on derivative financial instruments	23	—	—	—	23	—	23
Unrealized loss on derivative financial instruments	116	—	—	—	116	249	365
Financial income	—	—	—	—	—	550	550
Other expenses, net	—	—	(10)	—	(10)	(97)	(107)

Segment profit or loss	$2,252	$3,087	($812)	$14,032	$18,559	($7,983)	$10,576

8.	Charterhire

The following table depicts our time chartered-in vessel commitments as of June 30, 2014.

	Name	Year built	Type	Delivery (1)	Charter Expiration	Rate ($/ day)
	Active as of June 30, 2014

1	Kraslava	2007	Handymax	January-11	May-15	13,650
2	Krisjanis Valdemars	2007	Handymax	February-11	April-15	13,650	(2)
3	Jinan	2003	Handymax	April-13	April-15	12,600
4	Iver Progress	2007	Handymax	September-13	March-15	12,500	(3)
5	Iver Prosperity	2007	Handymax	October-13	October-14	12,500	(4)
6	Histria Azure	2007	Handymax	April-12	April-15	13,550
7	Histria Coral	2006	Handymax	July-11	July-15	12,800	(5)
8	Histria Perla	2005	Handymax	July-11	July-15	12,800	(5)
9	Targale	2007	MR	May-12	May-15	14,850	(6)
10	Nave Orion	2013	MR	March-13	March-15	14,300	(7)
11	Gan-Trust	2013	MR	January-13	January-16	16,250	(8)
12	Usma	2007	MR	January-13	January-15	14,500
13	SN Federica	2003	LR1	February-13	May-15	11,250	(9)
14	SN Azzura	2003	LR1	December-13	December-14	13,600
15	King Douglas	2008	LR1	August-13	November-14	14,000	(10)
16	Hellespont Promise	2007	LR1	December-12	August-14	14,250
17	Hellespont Progress	2006	LR1	March-14	March-15	15,000	(11)
18	FPMC P Eagle	2009	LR1	September-12	September-15	14,525
19	FPMC P Hero	2011	LR2	April-13	November-14	15,250	(12)
20	FPMC P Ideal	2012	LR2	January-13	January-15	15,250	(13)
21	Swarna Jayanti	2010	LR2	March-14	March-15	15,000
22	Densa Alligator	2013	LR2	September-13	September-14	16,500	(14)
23	Khawr Aladid	2006	LR2	July-13	July-15	15,400
24	Fair Seas	2008	LR2	January-13	August-14	16,500	(15)
25	Southport	2008	LR2	December-13	December-14	15,700
26	Four Sky	2010	LR2	September-13	September-14	16,250

	Time Charters That Expired In 2014

1	Freja Polaris	2004	Handymax	April-13	April-14	12,700
2	Ugale	2007	MR	January-13	January-14	14,000
3	STX Ace 6	2007	MR	May-12	May-14	14,150
4	Gan-Triumph	2010	MR	May-13	June-14	14,150
5	Hafnia Lupus	2012	MR	April-12	April-14	14,760
6	Orange Stars	2011	LR2	April-13	April-14	16,125
7	Pink Stars	2010	LR2	April-13	April-14	16,125

(1)	Represents delivery date or estimated delivery date.

(2)	The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.
(3)	We have an option to extend the charter for an additional year at $13,500 per day.
(4)	In September 2014, we declared an option to extend the charter for an additional year at $13,500 per day effective March 2015.
(5)	In May 2014, we declared options to extend the charters for an additional year each at $13,550 per day beginning in July 2014.
(6)	We have options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.
(7)	We have an option to extend the charter for an additional year at $15,700 per day.
(8)	The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(9)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel owner whereby we split all of the vessel’s profits above the daily base rate.
(10)	In September 2014, we declared an option to extend the charter for an additional year at $15,000 per day effective November 2014.
(11)	We have options to extend the charter for up to two consecutive one year periods at $16,250 per day and $17,250 per day, respectively.
(12)	In September 2014, we declared an option to extend the charter for an additional six months at $15,500 per day effective November 2014.
(13)	In June 2014, we declared an option to extend the charter for an additional six months at $15,500 per day effective July 2014.
(14)	In July 2014, we declared an option to extend the charter for an additional year at $17,550 per day effective September 2014.
(15)	In August 2014, we extended the charter for an additional six months at $17,500 per day effective September 2014.

The undiscounted remaining future minimum lease payments under these arrangements as of June 30, 2014 are $90.3 million. The obligations under these agreements will be repaid as follows:

	As of June 30,
In thousands of U.S. dollars	2014	2013
Less than 1 year	$85,532	$94,111
1 - 5 years	4,817	28,446

Total	$90,349	$122,557

The total expense recognized under charterhire agreements during the six months ended June 30, 2014 and 2013 was $76.4 million and $47.5 million, respectively.

9.	Common shares

2013 Equity Incentive Plan

In February 2014, we issued 2,011,000 shares of restricted stock to our employees and 145,045 shares to our directors for no cash consideration. The weighted average share price on the issuance date was $9.30 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019. The vesting schedule of the restricted stock to our directors is (i) one-third of the shares vest on February 21, 2015, (ii) one-third of the shares vest on February 21, 2016, and (iii) one-third of the shares vest on February 21, 2017.

In March 2014, we amended the 2013 Equity Incentive Plan to clarify that the plan administrator has the ability to redeem restricted stock for fair market value (as defined in the plan) at the vesting date at its discretion.

In May 2014, we issued 213,000 shares of restricted stock to SSH employees for no cash consideration. The weighted average share price on the issuance date was $8.89 per share. The vesting schedule is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019.

Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

As of June 30, 2014, there were 11,519,196 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
July 1, 2014 through December 31, 2014	$13,400	$1,588	$14,988
For the year ending December 31, 2015	26,107	1,436	27,543
For the year ending December 31, 2016	21,328	259	21,587
For the year ending December 31, 2017	11,700	21	11,721
For the year ending December 31, 2018	4,060	—	4,060
For the year ending December 31, 2019	196	—	196

	$76,791	$3,304	$80,095

Stock buyback plan

In April 2014, we resumed purchasing shares under our stock buyback program that was authorized in July 2010. Additionally, in April 2014, the board of directors approved a new stock buyback program with authorization to purchase up to $100.0 million of shares of the Company’s common stock, replacing the program announced in July 2010.

In June 2014, the board of directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of the Company’s common stock. This program replaced the Company’s stock buyback program that was approved in April 2014.

During the six months ended June 30, 2014, we acquired 22,626,385 common shares at an average price $9.26 per share that are being held as treasury shares, which includes (i) 4,998,785 common shares that were purchased in the open market under the aforementioned buyback plans at an average price of $8.87 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian and (iii) 10,127,600 common shares that were acquired in conjunction with the Company’s offering of $360 million of Convertible Senior Notes (as described in Note 11).

Dividend Payments

In February 2014, the board of directors declared a quarterly cash dividend of $0.08 per share, which was paid on March 26, 2014 to all shareholders of record as of March 11, 2014.

In April 2014, the board of directors declared a quarterly cash dividend of $0.09 per share, which was paid on June 12, 2014 to all shareholders of record as of May 27, 2014.

Shares outstanding

In May 2014, our shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to increase its authorized common stock to 400,000,000 from 250,000,000. Accordingly, we currently have 425,000,000 registered shares of which 400,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 designated as preferred shares with a par value of $0.01,

As of June 30, 2014 we had 178,534,162 shares outstanding. These shares provide the holders with rights to dividends and voting rights.

10.	Earnings per share

The calculation of both basic and diluted earnings per share is based on net income attributable to equity holders of the parent and weighted average outstanding shares of:

	For the six months ended June 30,
In thousands of U.S. dollars except share data	2014	2013
Net income attributable to equity holders of the parent	$52,764	$10,576
Basic weighted average number of shares	187,563,892	114,037,469
Effect of dilutive potential basic shares:
Restricted stock	3,285,949	722,800
Diluted weighted average number of shares	190,849,841	114,760,269

The dilutive effect of 3,285,949 and 722,800 shares of restricted stock for the six months ended June 30, 2014 and 2013 is related to 11,519,196 and 5,653,972 unvested restricted shares, respectively.

Potentially dilutive securities (relating to the conversion of the $360.0 million of Convertible Senior Notes) representing 163,162 shares of common stock for the six months ended June 30, 2014 were excluded from the computation of diluted earnings per share because their effect would have been antidilutive. These common shares represent the pro-rated amount of 29,532,404 potential common shares for one day during the six months ended June 30, 2014. See Note 11 for further description of these notes.

11.	Debt

The following is a breakdown of the current and non-current portion of our debt outstanding at June 30, 2014 and December 31, 2013.

	As of
In thousands of US dollars	June 30, 2014	December 31, 2013
Current portion (1)	$65,001	$10,453
Debt related to vessels held for sale (2)	6,182	21,397

Current debt	71,183	31,850

Non-current portion (3)	736,268	135,279

Total debt	$807,451	$167,129

(1)	The current portion at June 30, 2014 is shown net of unamortized deferred financing fees of $0.8 million. The current portion at December 31, 2013 is shown net of unamortized deferred financing fees of $0.2 million.
(2)	As of June 30, 2014, this relates to amounts due under our 2010 Credit Facility relating to Venice, which is shown net of $34,029 of unamortized deferred financing fees.

As of December 31, 2013, this relates to amounts due under our STI Spirit Credit Facility relating to STI Spirit, which was repaid in full in April 2014 following the sale of that vessel. This is shown net of $0.3 million of unamortized deferred financing fees as of December 31, 2013. There were no amounts due under the 2010 Credit Facility at December 31, 2013 relating to vessels held for sale.

(3)	The non-current portion at June 30, 2014 is shown net of $21.6 million of unamortized deferred financing fees. The non-current portion at December 31, 2013 is shown net of $2.0 million of unamortized deferred financing fees.

2010 Revolving Credit Facility

In January 2014, we drew down $72.4 million from the 2010 Revolving Credit Facility. In March 2014, we paid $22.5 million into this facility as a result of the sales of Noemi and Senatore. As a result of this repayment, the availability of this facility was reduced by such amount and the quarterly reduction was reduced to $2.1 million from $3.1 million per quarter. We also wrote-off a total of $0.2 million of deferred financing fees as part of these debt repayments.

The outstanding balance at June 30, 2014 was $45.7 million and was fully drawn. As of December 31, 2013, there was no outstanding balance, and there was $72.4 million available to draw.

We were in compliance with the financial covenants relating to this facility as of June 30, 2014.

2011 Credit Facility

In January 2014, we drew down $52.0 million from the 2011 Credit Facility. In connection with this draw down, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility. The outstanding balance at June 30, 2014 and December 31, 2013 was $112.9 million and $64.0 million, respectively and the availability under this credit facility expired on January 31, 2014. We were in compliance with the financial covenants relating to this facility as of June 30, 2014.

STI Spirit Credit Facility

In April 2014, we sold STI Spirit and repaid the outstanding amount due under the STI Spirit Credit Facility of $21.4 million.

Newbuilding Credit Facility

In March 2014, we converted the Newbuilding Credit Facility from a term loan to a reducing revolving credit facility. This gives us the ability to draw down and repay the available commitments under the facility when needed. All other terms and definitions remain unchanged. The amount available is reduced by $1.5 million each quarter until the maturity date in June 2019. This transaction has been accounted for as a debt modification and accordingly, no deferred financing fees were written off.

The amount available under this facility was $80.8 million and was fully drawn as of June 30, 2014. The outstanding balance at December 31, 2013 was $83.8 million.

We were in compliance with the financial covenants relating to this facility as of June 30, 2014.

2013 Credit Facility

We made the following drawdowns from our 2013 Credit Facility during the six months ended June 30, 2014:

Drawdown amount
(in $ millions)	Drawdown date	Collateral
$20.5	February 2014	STI Opera
21.8	February 2014	STI Fontvieille
21.8	February 2014	STI Ville
20.5	March 2014	STI Texas City
19.3	May 2014	STI Meraux
19.3	June 2014	STI San Antonio
19.8	June 2014	STI Virtus
19.5	June 2014	STI Venere
19.8	June 2014	STI Lexington
19.8	June 2014	STI Chelsea
18.8	June 2014	STI Comandante
18.8	June 2014	STI Brixton

The outstanding balance at June 30, 2014 was $161.1 million and there was $362.5 million available to draw which can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel and such vessel’s fair market value at the date of drawdown. There was no outstanding balance at December 31, 2013.

We were in compliance with the financial covenants relating to this facility as of June 30, 2014.

K-Sure Credit Facility

In February 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation (the ‘K-Sure Tranche’) and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank SA (the “Commercial Tranche”). We refer to this credit facility as our K-Sure Credit Facility.

Drawdowns under the K-Sure Credit Facility may occur in connection with the delivery of certain of our newbuilding vessels as specified in the agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) September 30, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive six month repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the K-Sure Tranche. Repayments will commence in July 2015 for the K-Sure Tranche and six months after the delivery of the last vessel to be acquired for the Commercial Tranche. The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel to be acquired and the K-Sure Tranche matures in January 2027 assuming the Commercial Tranche is refinanced through that date.

Borrowings under the K-Sure tranche bear interest at LIBOR plus an applicable margin of 2.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon the owners of the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

In June 2014, we drew down $39.6 million from the K-Sure Credit Facility. In connection with this draw down, STI Lexington and STI Chelsea were provided as collateral under the facility. The outstanding balance at June 30, 2014 was $39.6 million and we were in compliance with the financial covenants relating to this facility at that date.

KEXIM Credit Facility

In February 2014, we executed a senior secured term loan facility with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea (“KEXIM”) for a total loan facility of $429.6 million. This facility includes commitments from KEXIM of up to $300.6 million (the “KEXIM Tranche”) and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million (the “Commercial Tranche”). We refer to this credit facility as our KEXIM Credit Facility.

Drawdowns under the KEXIM Credit Facility may occur in connection with the delivery of 18 of our newbuilding vessels as specified in the loan agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) March 31, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive semi-annual repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the KEXIM Tranche. Repayments will commence on the next semi-annual date falling after the weighted average delivery date of the vessels specified under the facility for the KEXIM Tranche and on the next semi-annual date falling after the final delivery date of the vessels specified under the facility for the Commercial Tranche.

The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan and the KEXIM Tranche matures on the twelfth anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date.

Borrowings under the KEXIM tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon the owners of the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our KEXIM Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM has also provided an optional guarantee for a five year amortizing note of $125.3 million (the “KEXIM Guaranteed Note”) that may be issued by us at our discretion in 2014, the proceeds of which will be used to reduce the $300.6 million KEXIM Tranche. The KEXIM Notes were issued in July 2014 and are further described in Note 14.

In June 2014, we drew down $37.5 million from the KEXIM Credit Facility. In connection with this draw down, STI Comandante and STI Brixton were provided as collateral under the facility. The outstanding balance at June 30, 2014 was $37.5 million and we were in compliance with the financial covenants relating to this facility as of that date.

Unsecured Senior Notes Due 2020

On May 12, 2014, we issued $50,000,000 aggregate principal amount of 6.75% Senior Notes due May 2020 (the “Senior Notes”) and on June 9, 2014, we issued an additional $3,750,000 aggregate principal amount of Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions. The net proceeds from the issuance of the Senior Notes were approximately $48.2 million after deducting the underwriters’ discounts, commissions and offering expenses.

All terms mentioned are defined in the indenture.

The Senior Notes bear interest at the rate of 6.75% per year, payable quarterly in arrears on the 15th day of February, May, August and November of each year, commencing on August 15, 2014. The Senior Notes are redeemable at our option, in whole or in part, at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The Senior Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes. The Senior Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the New York Stock Exchange under the symbol “SBNA.”

The Senior Notes requires us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If the Company undergoes a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.

The financial covenants include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.

The outstanding balance at June 30, 2014 was $53.8 million, and we were in compliance with the financial covenants relating to the Senior Notes as of that date.

Convertible Senior Notes Due 2019

In June 2014, we completed an offering for $360 million in aggregate principal amount of convertible senior notes due 2019 (the “Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities’ Act of 1933. This amount includes the full exercise of the initial purchasers’ option to purchase an additional $60 million in aggregate principal amount of the Notes in connection with the offering. The net proceeds from the issuance of the Convertible Notes and the exercise of the initial purchasers’ option to purchase additional Convertible Notes were $349.2 million after deducting the initial purchasers’ discounts, commissions and estimated offering expenses of $11.2 million. We used a portion of the net proceeds to repurchase $95.0 million of our common stock or 10,127,600 shares at $9.38 per share in a privately negotiated transaction.

All terms mentioned are defined in the indenture.

The Convertible Notes bear interest at a rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. The Convertible Notes are convertible in certain circumstances and during certain periods at an initial conversion rate of 82.0075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $12.19 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes.

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•	during any calendar quarter commencing after the calendar quarter ending on September 30, 2014 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price (as defined below) per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•	if the Company calls any or all of the notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or

•	upon the occurrence of specified corporate events.

The Company may not redeem the notes prior to July 6, 2017. The Company may redeem for cash all or any portion of the notes, at our option, on or after July 6, 2017 if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 15 trading days (whether or not consecutive) during any 25 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Convertible Notes.

The Convertible Notes requires us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if the Company undergoes a fundamental change, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

We determined the initial carrying value of the liability component of the Convertible notes to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes will be amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) has been recorded to additional paid-in capital.

12.	Derivative financial instruments

Interest rate swaps

In March 2014, as a result of the sales of Noemi and Senatore and corresponding debt repayment, we reduced the notional amount on three interest rate swaps relating to the 2010 Revolving Credit Facility to $30.0 million from $51.0 million. As a result of the reduction, we made a repayment of $0.3 million to settle the liability outstanding as of the date of settlement and we recognized a realized gain on derivative financial instruments of $0.02 million on the unaudited condensed consolidated statement of income.

The following table summarizes the fair value of our derivative financial instruments as of June 30, 2014 and December 31, 2013, which are included in the unaudited condensed consolidated balance sheet:

	As of
In thousands of U.S. dollars	June 30, 2014	December 31, 2013
Liabilities
Derivative financial instrument (interest rate swap - current)	$(435)	$(689)
Derivative financial instrument (interest rate swap - non-current )	—	(188)

Total liabilities	$(435)	$(877)

The following has been recorded as realized and unrealized gains or losses on our derivative financial instruments:

	Fair value adjustments
	Statement of income
In thousands of U.S. dollars	Realized gain	Unrealized gain	Recognized in equity
Profit and loss agreements	$—	$—	$—
Interest rate swap	17	112	57

Total six months ended June 30, 2014	$17	$112	$57

Profit and loss agreements (1)	$23	$116	$—
Interest rate swap	—	249	79

Total six months ended June 30, 2013	$23	$365	$79

(1)	Relates to earnings on profit or loss sharing agreements with a third party on (i) an LR1 vessel that was not owned or operated by us and (ii) FPMC P Eagle which was time chartered-in during the six months ended June 30, 2013. Both of these agreements expired during 2013.

13.	Financial instruments

	Carrying value as of
Amounts in thousands of US dollars	June 30, 2014	December 31, 2013
Financial assets
Cash and cash equivalents	$357,307	$78,845
Loans and receivables	76,104	72,542

Financial liabilities
Derivatives designated in a cash flow hedge	155	212
Derivatives at fair value through profit or loss	280	665
Other liabilities (at amortized cost)	828,705	195,075

Derivative financial instruments in 2014 and 2013 consisted of (i) interest rate swaps, recorded at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates to determine the fair value, and (ii) profit or loss sharing agreements on time charter-in agreements with third parties, where the fair value of these instruments is determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). In accordance with IFRS 13, the fair value measurement for the interest rate swaps and profit or loss sharing agreements for the six months ended June 30 2014 and 2013 were classified as Level 2.

The fair value of other financial assets and liabilities are approximately equal to their carrying values.

14.	Subsequent events

Newbuilding Vessel Acquisition

In August 2014, we reached an agreement with an unrelated third party to purchase an MR product tanker. The purchase price of the vessel is $37.1 million and we took delivery of this vessel in September 2014.

Delivery of Newbuilding Vessels

We took delivery of the following vessels under our Newbuilding Program in July, August, September and October 2014:

Month
	Name	delivered	Type
1	STI Powai	July 2014	MR
2	STI Aqua	July 2014	MR
3	STI Pimlico	July 2014	Handymax
4	STI Elysees	July 2014	LR2
5	STI Dama	August 2014	MR
6	STI Olivia	August 2014	MR
7	STI Mythos	August 2014	MR
8	STI Hackney	August 2014	Handymax
9	STI Acton	September 2014	Handymax
10	STI Fulham	September 2014	Handymax
11	STI Camden	September 2014	Handymax
12	STI Benicia(1)	September 2014	MR
13	STI Regina	September 2014	MR
14	STI St. Charles	September 2014	MR
15	STI Madison	September 2014	LR2
16	STI Park	September 2014	LR2
17	STI Orchard	September 2014	LR2
18	STI Mayfair	October 2014	MR
19	STI Yorkville	October 2014	MR
20	STI Battersea	October 2014	Handymax
21	STI Wembley	October 2014	Handymax

(1)	After delivery, this vessel began a one year time charter which includes a profit sharing mechanism whereby earnings in excess of the base time charter rate are split between the Company and charterer.

Debt drawdowns

We made the following drawdowns from our credit facilities in July, August, September and October 2014:

		Drawdown amount
	Credit facility	(in $ millions)	Drawdown date	Collateral
1	2013 Credit Facility	$19.8	July 2014	STI Aqua
2	2013 Credit Facility	19.8	August 2014	STI Dama
3	2013 Credit Facility	19.5	August 2014	STI Mythos
4	2013 Credit Facility	19.5	August 2014	STI Benicia
5	2013 Credit Facility	19.8	September 2014	STI Regina
6	2013 Credit Facility	19.5	September 2014	STI St. Charles
7	2013 Credit Facility	19.5	October 2014	STI Yorkville
8	2013 Credit Facility	18.0	October 2014	STI Wembley
9	KEXIM Credit Facility	18.8	July 2014	STI Pimlico
10	KEXIM Credit Facility	30.3	July 2014	STI Elysees
11	KEXIM Credit Facility	30.3	August 2014	STI Madison
12	KEXIM Credit Facility	18.8	September 2014	STI Hackney
13	KEXIM Credit Facility	19.0	September 2014	STI Acton
14	KEXIM Credit Facility	18.8	September 2014	STI Fulham
15	KEXIM Credit Facility	30.3	September 2014	STI Park
16	KEXIM Credit Facility	29.7	September 2014	STI Orchard
17	KEXIM Credit Facility	18.8	September 2014	STI Camden
18	K-Sure Credit Facility	19.8	July 2014	STI Powai
19	K-Sure Credit Facility	19.8	August 2014	STI Olivia
20	K-Sure Credit Facility	20.4	October 2014	STI Mayfair
21	K-Sure Credit Facility	18.9	October 2014	STI Battersea

Time Chartered-in Vessels

In July 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for one year at $17,550 per day beginning in September 2014.

In August 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $17,500 per day beginning in September 2014.

In August 2014, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $15,500 per day effective November 2014.

In September 2014, we extended the time charter on an Handymax tanker that is currently time chartered-in. The term of the agreement is for an additional year at $13,500 per day beginning in March 2015.

In September 2014, we extended the time charter on an LR1 tanker that is currently time chartered-in. The term of the agreement is for one year at $15,000 per day beginning in November 2014.

In September 2014, we time chartered-in an LR2 tanker that is currently under construction in South Korea with delivery expected in January 2015. Upon delivery from the shipyard, the vessel will be chartered-in for one year at $21,050 per day. We also have an option to extend the charter for one year at $22,600 per day.

Stock Buyback Program

In July 2014, the board of directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of the Company’s common stock. This program replaced the Company’s stock buyback program that was announced in June 2014.

During 2014 (through the date of this report), we acquired 36,729,136 common shares that are being held as treasury shares, which includes (i) 19,101,536 common shares that were purchased in the open market at an average price of $9.06 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian and (iii) 10,127,600 common shares that were acquired in conjunction with the Company’s offering of $360 million of Convertible Senior Notes.

As of the date of this report, the remaining amount under our stock buyback program is $82.5 million.

Dividend Payment

In July 2014, the board of directors declared a quarterly cash dividend of $0.10 per share, which was paid on September 10, 2014 to all shareholders as of August 22, 2014 (the record date). As of the date of this report, there are 164,436,411 shares outstanding.

KEXIM Guaranteed Notes due 2019

On July 18, 2014, Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”), completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 (the “KEXIM Notes”) in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the Company’s KEXIM Credit Facility and will reduce KEXIM’s funding obligations and the Company’s borrowing costs under such facility by 1.55% per year. Seven and Seven Ltd. was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.

Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by The Export-Import Bank of Korea (“KEXIM”), a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.

The proceeds from the initial sale of the KEXIM Notes were deposited into a deposit account and will be periodically distributed, subject to the satisfaction or waiver of applicable conditions, to the facility agent under the Company’s KEXIM Credit Facility to finance advances to the borrowers thereunder to fund a portion of the purchase price of 18 new vessels, 10 of which are Handymax tankers and eight of which are LR2 tankers. Seven ice class Handymax tankers, STI Comandante, STI Brixton, STI Pimlico, STI Hackney, STI Acton, STI Fulham and STI Camden, and four LR2 tankers, STI Elysees, STI Madison, STI Park and STI Orchard were delivered between May and September 2014. The remaining seven vessels are expected to be delivered to the respective borrowers between November 2014 and December 2014.

The KEXIM Notes are currently listed to the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The Notes are not listed on any other securities exchange, listing authority or quotation system.

2013 Equity Incentive Plan

In September 2014, we amended the 2013 Equity Incentive Plan to increase the number of common shares eligible for issuance by 1,088,131 common shares. All other terms of the plan remained unchanged.

In September 2014, we issued 5,000 shares of restricted stock to an SSH employee for no cash consideration. The weighted average share price on the issuance date was $9.13 per share. The vesting schedule is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019.

SCORPIO TANKERS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: October 28, 2014	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer